1,028,645 COMMON SHARES

ADURO CLEAN TECHNOLOGIES INC.

UNDERWRITING AGREEMENT

June 10, 2026

CANACCORD GENUITY LLC

    As Representative of the Several Underwriters
1 Post Office Square

30th Floor

Boston, Massachusetts 02109

Ladies and Gentlemen:

Canaccord Genuity LLC (the "Representative"), as representative of the several underwriters named in Schedule I hereto (the "Underwriters"), understands that, subject to the terms and conditions stated herein, Aduro Clean Technologies Inc., a company incorporated under the laws of the Province of British Columbia (the "Company"), proposes to issue and sell to the Underwriters an aggregate of 1,028,645 common shares, without par value (the "Common Shares"), in the capital of the Company ("Shares").

Based on the foregoing, and subject to the terms and conditions contained in this agreement (this "Agreement"), the Underwriters agree to purchase from the Company, and the Company agrees to sell to the Underwriters, the Shares for a purchase price of US$15.20  (the "Offering Price") per Share, against delivery of such Shares.

The Shares may be offered and sold in the Provinces of Ontario and British Columbia solely by Canaccord Genuity Corp. and those other Underwriters or their affiliates who are registered to offer the Shares for sale in such provinces (in such capacity, the "Canadian Dealers") pursuant to, and in accordance with, the Canadian Prospectus and applicable Canadian Securities Laws.  Each of Canaccord Genuity LLC and such other Underwriters who are U.S. registered broker-dealers will offer and sell the Shares solely in the United States in accordance with U.S. Securities Laws and have not, and will not, solicit offers to purchase, offer to sell, or sell any of the Shares in Canada or to any person they believe is resident in Canada. For greater certainty, no Underwriter other than the Canadian Dealers shall make any offers or sales of the Shares in Canada.

Section 1. Background and Interpretation.

(a)  The Company has prepared and filed with the securities regulatory authorities (the "Canadian Securities Commissions") in each of the provinces of Ontario and British Columbia (collectively, the "Qualifying Jurisdictions") a preliminary short form base shelf prospectus dated December 8, 2025, relating to the distribution of up to US$60,000,000 in (i) Common Shares; (ii) preferred shares of the Company ("Preferred Shares"); (iii) debt securities of the Company ("Debt Securities"); (iv) warrants of the Company ("Shelf Warrants"); (v) subscription receipts ("Subscription Receipts") of the Company; (vi) share purchase contracts of the Company ("Share Purchase Contracts"); and (v) units of the Company comprised of one or more of any of the foregoing securities or any combination of such securities ("Units", and together with the Common Shares, Preferred Shares, Debt Securities, Shelf Warrants, Share Purchase Contracts and Subscription Receipts, the "Shelf Securities"), or any combination thereof pursuant to applicable securities laws of the Qualifying Jurisdictions and the respective rules, regulations, blanket rulings, orders and notices made thereunder and the local, uniform, national and multilateral instruments and policies adopted by the Canadian Securities Commissions in the Qualifying Jurisdictions (collectively, as applied and interpreted, the "Canadian Securities Laws") and in accordance with Multilateral Instrument 11-102 - Passport System ("MI 11-102") and National Policy 11-202 - Process for Prospectus Reviews in Multiple Jurisdictions ("NP 11-202", and together with MI 11-102, the "Passport System"). Such preliminary short form base shelf prospectus relating to the distribution of the Shelf Securities, including any documents incorporated by reference therein and any supplements or amendments thereto, is herein called the "Canadian Preliminary Base Prospectus." The Company has prepared and filed the Canadian Preliminary Base Prospectus pursuant to National Instrument 44-101 - Short Form Prospectus Distributions and National Instrument 44-102 - Shelf Distributions, the ("Shelf Procedures"). The Ontario Securities Commission (the "Principal Regulator") is the principal regulator of the Company under the Passport System procedures provided for under MI 11-102 and NP 11-202 in respect of the Shelf Securities. The Principal Regulator issued a receipt on December 8, 2025, evidencing that a receipt has been issued on behalf of itself and the other Canadian Securities Commissions in the Qualifying Jurisdictions for the Canadian Preliminary Base Prospectus.

(b) The Company has also prepared and filed with the United States Securities and Exchange Commission (the "SEC") pursuant to the Canada/United States Multi-Jurisdictional Disclosure System adopted by the Canadian Securities Commissions and the SEC (the "MJDS"), a registration statement on Form F-10 (Registration No. 333-292023) under the United States Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder, the "Securities Act"), including the Canadian Preliminary Base Prospectus with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC. Such prospectus, including the documents incorporated by reference therein and any supplements or amendments thereto, is herein called the "U.S. Preliminary Prospectus." The Company has also prepared and filed with the SEC an Appointment of Agent for Service of Process and Undertaking on Form F-X at the time of the initial filing of the registration statement on Form F-10 (the "Form F-X"). For purposes of this Agreement, "U.S. Securities Laws" means all applicable securities laws in the United States, including without limitation, the Securities Act, the Exchange Act (as hereinafter defined) and the rules and regulations promulgated thereunder, and any applicable state securities laws.

(c) In addition, the Company (a) has prepared and filed (i) with the Canadian Securities Commissions in the Qualifying Jurisdictions, a final short form base shelf prospectus dated December 15, 2025 relating to the distribution of the Shelf Securities (including any documents incorporated therein by reference) and any supplements or amendments thereto, the "Canadian Final Base Prospectus"), pursuant to the Passport System and the Shelf Procedures, omitting the Shelf Information (as hereinafter defined) in accordance with the rules and procedures set forth in NI 44-102, (ii) with the SEC an amendment to the registration statement on Form F-10, including the Canadian Final Base Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC) which such amendment became effective on December 15, 2025 (the "Effective Date") pursuant to Rule 467(a) under the Securities Act (the "U.S. Final Prospectus"), and (b) will prepare and file, as promptly as possible and in any event (i) not later than 8:00 p.m. Eastern time on the second business day following the date hereof, with the Canadian Securities Commissions in the Qualifying Jurisdictions, in accordance with the Passport System and the Shelf Procedures, a prospectus supplement setting forth the Shelf Information (including any documents incorporated therein by reference and any supplements or amendments thereto, the "Canadian Prospectus Supplement", and together with the Canadian Final Base Prospectus, the "Canadian Prospectus"), and (ii) within one business day of the filing of the Canadian Prospectus Supplement with the Canadian Securities Commissions, with the SEC pursuant to General Instruction II.L, of Form F-10, the Canadian Prospectus Supplement (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC) (the "U.S. Prospectus Supplement", and together with the U.S. Final Prospectus, the "U.S. Prospectus"). The information, if any, included in the Canadian Prospectus Supplement that is omitted from the Canadian Final Base Prospectus for which a final receipt has been obtained from the Canadian Securities Commissions, but that is deemed under the Shelf Procedures to be incorporated by reference into the Canadian Final Base Prospectus as of the date of the Canadian Prospectus Supplement, is referred to herein as the "Shelf Information."

(d) The registration statement on Form F-10, including any amendment thereof on or prior to the Effective Date and including the exhibits thereto, the documents incorporated or deemed to be incorporated by reference therein and any information deemed to be a part thereof at the Effective Date for purposes of Section 10 under the Securities Act and including the Shelf Information, is herein called the "Registration Statement."

(e) The Canadian Preliminary Base Prospectus and the U.S. Preliminary Prospectus, including the documents incorporated by reference therein and any supplements or amendments thereto that omit the Shelf Information are herein collectively sometimes referred to as the "Preliminary Prospectuses." The U.S. Prospectus and the Canadian Prospectus are hereinafter collectively sometimes referred to as the "Prospectuses." The U.S. Prospectus Supplement and the Canadian Prospectus Supplement are hereinafter collectively sometimes referred to as the "Prospectus Supplements."

(f) Any amendment or supplement to the U.S. Prospectus or the Canadian Prospectus (including any document incorporated by reference therein), that may be filed by or on behalf of the Company with the Canadian Securities Commissions in the Qualifying Jurisdictions or with the SEC after the Canadian Prospectus Supplement and the U.S. Prospectus Supplement have been filed and prior to the expiry of the period of distribution of the Shares, is referred to herein collectively as the "Supplementary Material."

(g) As used herein, the "Applicable Time" is 8:15 a.m. (New York City time) on the date of this Agreement. As used herein, a "free writing prospectus" has the meaning set forth in Rule 405 under the Securities Act, and a "Time of Sale Prospectus" means the U.S. Prospectus together with the information and the free writing prospectuses, if any, listed on Schedule II attached hereto, and each "road show" (as defined in Rule 433 under the Securities Act), if any, related to the offering of the Shares contemplated hereby that is a "written communication" (as defined in Rule 405 under the Securities Act) (each such road show, a "Road Show").

(h) As used herein, the terms "Registration Statement", "Preliminary Prospectuses", "Time of Sale Prospectus" and "Prospectuses" shall include the documents incorporated and deemed to be incorporated by reference therein (the "Incorporated Documents"), including, unless the context otherwise requires, the documents, if any, filed as exhibits to such Incorporated Documents.

(i) All references in this Agreement to the Registration Statement, the U.S. Preliminary Prospectus or the U.S. Prospectus shall include any copy thereof filed with the SEC pursuant to its Electronic Data Gathering, Analysis and Retrieval system ("EDGAR"). All references to the Canadian Preliminary Base Prospectus or the Canadian Prospectus shall include the copy filed with the Qualifying Jurisdictions pursuant to SEDAR+. All references in this Agreement to Financial Statements (as hereinafter defined) and schedules and other information which are "contained," "included" or "stated" in the Registration Statement, the U.S. Preliminary Prospectus, the Time of Sale Prospectus or the U.S. Prospectus (and all other references of like import) shall be deemed to mean and include all such Financial Statements and schedules and other information which is or is deemed to be incorporated by reference in the Registration Statement, the U.S. Preliminary Prospectus, the Time of Sale Prospectus or the U.S. Prospectus, as the case may be; and all references in this Agreement to amendments or supplements to the Registration Statement, the U.S. Preliminary Prospectus, the Time of Sale Prospectus or the U.S. Prospectus, as the case may be, shall be deemed to mean and include the filing of any document under the United States Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the "Exchange Act"), or otherwise that is or is deemed to be incorporated by reference in the Registration Statement, the U.S. Preliminary Prospectus, the Time of Sale Prospectus or the U.S. Prospectus, as the case may be.

(j) All references in this Agreement to "issuer free writing prospectus" means any "issuer free writing prospectus," as defined in Rule 433 of the Securities Act, relating to the Shares that (i) is required to be filed with the SEC by the Company, (ii) is a "road show" that is a "written communication" within the meaning of Rule 433(d)(8)(i) of the Securities Act whether or not required to be filed with the SEC, or (iii) is exempt from filing pursuant to Rule 433(d)(5)(i) of the Securities Act because it contains a description of the Shares or of the offering that does not reflect the final terms, in each case in the form filed or required to be filed with the SEC or, if not required to be filed, in the form retained in the Company's records pursuant to Rule 433(g) of the Securities Act under the rules and regulations of the SEC.

(k) As used herein, "business day" shall mean a day on which each of the Nasdaq Capital Market ("Nasdaq") and the Toronto Stock Exchange ("TSX," and together with Nasdaq, the "Exchanges") are open for trading. The terms "herein," "hereof," "hereto," "hereinafter" and similar terms, as used in this Agreement, shall in each case refer to this Agreement as a whole and not to any particular section, paragraph, sentence or other subdivision of this Agreement. The term "or", as used herein, is not exclusive.

(l) As used herein, "Governmental Authority" means (i) any federal, provincial, state, local, municipal, national or international government or governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court, tribunal, arbitrator or arbitral body (public or private); (ii) any self-regulatory organization; or (iii) any political subdivision of any of the foregoing.

(m) As used herein, "Applicable Law" means any and all laws, including all federal, provincial, state and local statutes, codes, ordinances, guidelines, decrees, rules, regulations and municipal by-laws and all judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, orders, directives, decisions, rulings or awards or other requirements of any Governmental Authority, binding on the person referred to in the context in which the term is used.

(n) As used herein, "affiliate", "misrepresentation", "material fact", "material change" and "subsidiary" shall have the meanings given to such terms under applicable Canadian Securities Laws.

(o) Each of the Underwriters covenants and agrees with the Company that any offers or sales of the Shares in Ontario and British Columbia will be conducted through the Underwriters, or one or more affiliates of the Underwriters or investment dealers or brokers, in all cases duly registered in compliance with Canadian Securities Laws.

(p) Each Underwriter shall be permitted to appoint additional investment dealers or brokers as its agents in the offering and each such Underwriter may determine the remuneration payable to such selling firm but at no additional cost to the Company.

Section 2.  Purchase, Sale, Payment and Delivery of the Shares.

The Company and the Underwriters hereby confirm their agreement concerning the purchase and sale of the Shares as follows:

(a) Public Offering of the Shares. The Underwriters hereby advise the Company that they intend to offer for sale to the public, on the terms set forth in the Time of Sale Prospectus and the Prospectuses, the Shares as soon after this Agreement has been executed as the Underwriters, in their judgment, have determined is advisable and practicable. After the Underwriters have made a reasonable effort to sell all of the Shares at the Offering Price, the purchase price of the Shares may be decreased by the Representative and may be further changed from time to time to an amount not greater than the Offering Price, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Shares is less than the gross proceeds paid by the Underwriters to the Company. Any such decrease will not affect the proceeds to be received by the Company.

(b) Underwriter Commission. In consideration of this Agreement, the Company agrees to pay to the Underwriters an underwriting fee equal to 6.0% of the aggregate gross proceeds from the sale of the Shares at the Closing Date (as hereinafter defined)(the "Underwriter's Commission"). The Underwriter's Commission may be deducted by the Underwriters from the proceeds of the sale of the Shares on the Closing Date. In addition, the Company agrees to pay to the Underwriters, and in the manner specified by the Underwriters, all fees, disbursements and expenses incurred by the Underwriters in accordance with and subject to the provisions in Section 5 hereof.

(c) The Closing Date in respect of the Shares. Payment of the Offering Price for the Shares shall be made to the Company by wire transfer against delivery of the Shares to the Underwriters, through the facilities of the Depository Trust Company ("DTC") designated by the Underwriters or CDS Clearing and Depositary Services Inc. ("CDS") designated by the Canadian Dealers, as applicable, and such payment and delivery shall be made at 9:00 a.m.(New York City time), on June 11, 2026 (the "Closing Date") (unless another time shall be agreed to by the Underwriters and the Company or unless postponed in accordance with the provisions of Section 9 hereof). The Shares shall be registered in such names and in such denominations as specified by the Underwriters or the Canadian Dealers, as applicable.

(d) Delivery of the Shares and Closing Mechanics. The Company shall deliver, or cause to be delivered, to the Underwriters, the Shares at the Closing Date, against the irrevocable release of a wire transfer of immediately available funds for the amount of the Offering Price therefor. The Shares shall be registered in such names and denominations as the Underwriters shall have requested at least one (1) full business day prior to the Closing Date. Deliveries of the documents described in Section 6 hereof with respect to the purchase of the Shares shall be made electronically not later than 10:00 a.m. (New York City time), or at such other time or place as the Underwriters and the Company may agree, on the Closing Date. Time shall be of the essence, and delivery at the time and place specified in this Agreement is a further condition to the obligations of the Underwriters.

Section 3. Representations and Warranties of the Company.

The Company hereby represents and warrants to the Underwriters, as of the date of this Agreement, as of the Closing Date, and covenants with the Underwriters, as follows:

(a) Registration Statement and Prospectuses. The Company is a "foreign private issuer" (as defined in Rule 405 under the Securities Act), and is eligible to use Form F-10 under the Securities Act to register the offering of the Shares under the Securities Act. The Company prepared and filed with the SEC an appointment of agent for service of process upon the Company on Form F-X in conjunction with the filing of the Registration Statement. The Registration Statement and the Form F-X conform, and any further amendments to the Registration Statement or the Form F-X will conform to the requirements of the Securities Act.

(b) Compliance with Canadian Laws and Regulations. At the time the Company filed the Canadian Prospectus, the Company was qualified in accordance with the provisions of NI 44-101 and NI 44-102 to file a short form base shelf prospectus in each of the Qualifying Jurisdictions and since such time, has been and is eligible to use the Shelf Procedures. The entering into of this Agreement will not cause the receipt for the Canadian Prospectus to no longer be effective. No cease trade order preventing or suspending the use of the Canadian Preliminary Base Prospectus or the Canadian Prospectus or preventing the distribution of the Shares has been issued and no proceeding for that purpose has been initiated or, to the knowledge of the Company, threatened, by any of the Canadian Securities Commissions; as of their respective dates, the Canadian Preliminary Base Prospectus and the Canadian Prospectus complied in all material respects with all applicable Canadian Securities Laws; each of the Canadian Securities Commissions in the Qualifying Jurisdictions has issued or is deemed to have issued receipts for the Canadian Preliminary Base Prospectus and the Canadian Prospectus. On the Closing Date (i) the Canadian Prospectus will comply in all material respects with the Canadian Securities Laws, (ii) the U.S. Prospectus will conform with the Canadian Prospectus except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC and (iii) the Canadian Prospectus or any amendment or supplement thereto constituted at the respective dates thereof, and will constitute at the Closing Date full, true and plain disclosure of all material facts relating to the Shares, that is required to be in the Canadian Prospectus, and did not at the respective dates thereof, and will not at the Closing Date contain a misrepresentation or an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. To the knowledge of the Company, it is not a "related issuer" or "connected issuer" (as those terms are defined in National Instrument 33-105 - Underwriting Conflicts of the Canadian Securities Administrators) of the Underwriters.

(c) Compliance with U.S. Requirements. The Registration Statement has become effective under the Securities Act. No stop order suspending the effectiveness of the Registration Statement is in effect and no proceedings for such purpose have been instituted or are pending or, to the knowledge of the Company, are contemplated or threatened by the SEC. The U.S. Preliminary Prospectus and the U.S. Prospectus when filed complied in all material respects with the Securities Act and were identical in all material respects to the copies thereof delivered to the Underwriters for use in connection with the offer and sale of the Shares. Each of the Registration Statement and any post-effective amendment thereto, at the time it became effective and at the Closing Date, complied and will comply in all material respects with the Securities Act and did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. As of the Applicable Time, the Time of Sale Prospectus did not, and at the time of the Closing Date, the Time of Sale Prospectus, as then amended or supplemented by the Company, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The U.S. Prospectus, as amended or supplemented, as of its date and at the Closing Date, did not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The representations and warranties set forth in the three immediately preceding sentences shall not apply to statements in, or omissions from, any such document made in reliance upon, and in conformity with, the Underwriter Information (as defined below). There are no agreements, contracts, arrangements or understandings (written or oral) or other documents required to be described in the Time of Sale Prospectus or the U.S. Prospectus or to be filed as exhibits to the Registration Statement which have not been described or filed as required.

(d) Reporting Issuer and Exchange Status. The Company is a "reporting issuer" in the Qualifying Jurisdictions and is not on the list of defaulting reporting issuers, or noted as in default on the reporting issuer list, maintained by any Canadian Securities Commission in each such jurisdiction that maintains such a list. The Company is in compliance in all material respects with the policies, rules and regulations of the Exchanges.

(e) Status under the Securities Act. The Company was and is an "ineligible issuer" as defined in Rule 405 under the Securities Act at the times specified in Rules 164 and 433 under the Securities Act in connection with the offering of the Shares.

(f) Incorporated Documents. The documents incorporated or deemed to be incorporated by reference in the Preliminary Prospectus, the Prospectuses and the Registration Statement, when they were filed with the Canadian Securities Commissions in each of the Qualifying Jurisdictions or the SEC under the Securities Act or the Exchange Act, conformed in all material respects to the requirements of the Canadian Securities Laws or U.S. Securities Laws, as applicable; and any further documents to be incorporated by reference in the Preliminary Prospectus, the Prospectuses or the Registration Statement subsequent to the effectiveness of the Registration Statement and prior to the completion of the distribution of the Shares, when such documents are so filed, will conform in all material respects to the applicable requirements of Canadian Securities Laws and U.S. Securities Laws, as applicable, and will not contain a misrepresentation or an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(g) No Marketing Materials. The Company has not provided any "marketing materials" (as such term is defined in National Instrument 41-101 - General Prospectus Requirements ("NI 41-101") to any potential investors of Shares.

(h) No Conflicts. Neither the execution of this Agreement, nor the issuance, offering or sale of the Shares, nor the consummation of any of the transactions contemplated herein and therein, nor the compliance by the Company with the terms and provisions hereof and thereof will conflict with, or will result in a breach of, any of the terms and provisions of, or has constituted or will constitute a default under, or has resulted in or will result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company pursuant to the terms of any agreements, contracts, arrangements or understandings (written or oral) to which the Company may be bound or to which any of the property or assets of the Company is subject, except (i) such conflicts, breaches or defaults as may have been waived, and (ii) such conflicts, breaches and defaults that would not reasonably be expected to have a Material Adverse Effect (as defined below); nor will such action result (x) in any violation of the provisions of the organizational or governing documents of the Company, or (y) in any violation of the provisions of any statute or any order, rule or regulation applicable to the Company or of any Governmental Authority having jurisdiction over the Company, except such violations that would not reasonably be expected to have a Material Adverse Effect, either individually or in the aggregate.

(i) No Misstatement or Omission in an Issuer Free Writing Prospectus or marketing materials. Each issuer free writing prospectus, if any, and any marketing materials, as of its issue date and as of the Applicable Time, did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement or included in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, including any Incorporated Document deemed to be a part thereof that has not been superseded or modified. The foregoing sentence does not apply to statements in or omissions from any issuer free writing prospectus or any marketing materials made in reliance upon, and in conformity with, the Underwriter Information.

(j) Reports and Documents, etc. There are no reports or information of the Company or, to the knowledge of the Company, of any third party, that in accordance with the requirements of the Canadian Securities Laws or U.S. Securities Laws must be made publicly available in connection with the offering of the Shares that have not been made publicly available as required. There are no documents of the Company or, to the knowledge of the Company, of any third party, required to be filed with the Canadian Securities Commissions in the Qualifying Jurisdictions or with the SEC in the United States in connection with the Time of Sale Prospectus, the Canadian Prospectus and the U.S. Prospectus that have not been filed as required pursuant to the Canadian Securities Laws or U.S. Securities Laws, as applicable. There are no agreements, contracts, arrangements or understandings (written or oral) or other documents of the Company or, to the knowledge of the Company, of any third party, required to be described in the Time of Sale Prospectus, the Canadian Prospectus and the U.S. Prospectus which have not been described or filed as required pursuant to the Canadian Securities Laws or U.S. Securities Laws, as applicable.

(k) Offering Materials Furnished to Underwriters. The Company has delivered or will deliver on the Closing Date to the Underwriters (or with respect to the registration statement on Form F-10 and each amendment thereto, the Time of Sale Prospectus, the U.S. Prospectus, as amended or supplemented, and any free writing prospectus, made available on EDGAR) one complete manually signed copy of the registration statement on Form F-10, each amendment thereto and each consent and certificate of experts filed as a part thereof, and conformed copies (to the extent such documents contain signatures) of the registration statement on Form F-10 and each amendment thereto, the Preliminary Prospectuses, the Time of Sale Prospectus, the Canadian Prospectus and the U.S. Prospectus, as amended or supplemented, and any free writing prospectus reviewed and consented to by the Underwriters, in such quantities and at such places as the Underwriters have reasonably requested.

(l) Shares. The Shares will have been, at the Closing Date, duly authorized and allotted for issuance and the Shares will, upon the full payment therefor and the issuance thereof, be validly issued as fully paid and non-assessable Common Shares.

(m) Corporate Action. All necessary corporate action has been taken by the Company to authorize the issuance, sale and delivery of the Shares on the terms set forth in this Agreement, and this Agreement will be a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, moratorium or similar laws affecting creditors' rights generally and, except as limited by the application of equitable remedies, which may be granted in the discretion of a court of competent jurisdiction, and that enforcement of the rights to indemnity and contribution set out in this Agreement may be limited by Applicable Law.

(n) Distribution of Offering Material by the Company. The Company has not distributed and will not distribute, prior to the completion of the Underwriters' distribution of the Shares, any offering material in connection with the offering and sale of the Shares other than the Registration Statement, the Time of Sale Prospectus, the Canadian Prospectus, the U.S. Prospectus, any free writing prospectus reviewed and consented to by the Underwriters.

(o) Authorization; Enforceability. The Company has full corporate right, power and authority to enter into this Agreement and perform the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by the Company and is a legal, valid and binding agreement of the Company enforceable in accordance with its terms, except to the extent that enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and by general equitable principles.

(p) No Material Adverse Effect. Subsequent to the respective dates as of which information is given in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, if any (including any document deemed incorporated by reference therein), there has not been (i) any Material Adverse Effect, (ii) any transaction which is material to the Company and the Material Subsidiaries (as defined below) taken as a whole, (iii) any obligation or liability, direct or contingent (including any off-balance sheet obligations), incurred by the Company or any Material Subsidiary, which is material to the Company and the Material Subsidiaries taken as a whole, (iv) any material change in the capital stock or outstanding long-term indebtedness of the Company or any of the Material Subsidiaries or (v) any dividend or distribution of any kind declared, paid or made on the capital stock of the Company or any Material Subsidiary, other than in each case above in the ordinary course of business or as otherwise disclosed in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses.

(q) Independent Accountants. De Visser Gray LLP, who have delivered their report with respect to the audited Financial Statements (as defined below and which term as used in this Agreement includes the related notes thereto) filed with the SEC as a part of the Registration Statement and included in the Preliminary Prospectuses, the Time of Sale Prospectus, the Canadian Prospectus and the U.S. Prospectus (each, an "Applicable Prospectus" and collectively, the "Applicable Prospectuses"), are independent public, certified public or chartered accountants as required by the Securities Act, the Exchange Act and applicable Canadian Securities Laws. There has not been any "reportable event" (as that term is defined in National Instrument 51-102 Continuous Disclosure Obligations of the Canadian Securities Administrators) with De Visser Gray LLP or any other prior auditor of the Company or any of its Material Subsidiaries. To the Company's knowledge, after due and careful inquiry, De Visser Gray LLP is not in violation of the auditor independence requirements of the Sarbanes-Oxley Act of 2002.

(r) Enforceability of Agreements. All material agreements between the Company and third parties expressly referenced in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses are legal, valid and binding obligations of the Company enforceable in accordance with their respective terms, except to the extent that (i) enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and by general equitable principles, and (ii) the indemnification provisions of certain agreements may be limited by Applicable Law or public policy considerations in respect thereof, and except for any other potentially unenforceable term that, individually or in the aggregate, would not reasonably be expected to be material to the Company. For the avoidance of doubt, all royalty agreements expressly pertaining to producing royalties referenced in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses shall be considered material agreements with respect to this Section 3(r).

(s) Financial Information. The consolidated financial statements of the Company filed with the SEC as a part of the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, together with the related notes and schedules (the "Financial Statements"), present fairly, in all material respects, the consolidated financial position of the Company and the Material Subsidiaries as of the dates indicated and the consolidated statements of comprehensive income (loss), shareholders' equity and cash flows of the Company for the periods specified. Such Financial Statements conform in all material respects with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"), applied on a consistent basis during the periods involved. The other financial and statistical data with respect to the Company and the Material Subsidiaries contained or incorporated by reference in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, are accurately and fairly presented in all material respects and prepared on a basis consistent with the financial statements and books and records of the Company; there are no financial statements (historical or pro forma) that are required to be included or incorporated by reference in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses that are not included or incorporated by reference as required; the Company and the Material Subsidiaries do not have any material liabilities or obligations, direct or contingent (including any off-balance sheet obligations), not described in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses and all disclosures contained or incorporated by reference therein; and no other financial statements are required to be set forth or to be incorporated by reference in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses.

(t) Statistical, Industry-Related and Market-Related Data. The statistical, industry-related and market-related data included in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, are based on or derived from sources that the Company reasonably believes are reliable and accurate.

(u) Organization. The Company and each of its Material Subsidiaries are, and will be, duly organized, validly existing as a corporation and in good standing (where such concept is recognized) under the laws of their respective jurisdictions of organization. The Company and each of the Material Subsidiaries are, and will be, duly licensed or qualified as a foreign corporation for transaction of business and in good standing under the laws of each other jurisdiction in which their respective ownership or lease of property or the conduct of their respective businesses requires such license or qualification, and have all corporate power and authority necessary to own or hold their respective properties and to conduct their respective businesses as described in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, except where the failure to be so qualified or in good standing or have such power or authority would not, individually or in the aggregate, have a material adverse effect or would reasonably be expected to have a material adverse effect on or affecting the assets, business, operations, earnings, properties, prospects, condition (financial or otherwise), shareholders' equity or results of operations of the Company and the Material Subsidiaries taken as a whole, or prevent or materially interfere with consummation of the transactions contemplated hereby (a "Material Adverse Effect"). No acts or proceedings have been taken, instituted or are pending for the dissolution or liquidation of the Company or any Material Subsidiary.

(v) Subsidiaries. The subsidiaries of the Company listed in Schedule III hereto (individually, a "Material Subsidiary" and collectively, the "Material Subsidiaries"), include all of the Company's significant subsidiaries (as such term is defined in Rule 1-02 of Regulation S-X promulgated by the SEC). Except as set forth in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus, the Prospectuses, and the Company owns, directly or indirectly, all of the equity interests of the Material Subsidiaries free and clear of any lien, charge, security interest, encumbrance, right of first refusal or other restriction, and all the equity interests of the Material Subsidiaries are validly issued and are fully paid, non-assessable and free of preemptive and similar rights.

(w) Minute Books. The minute books of the Company have been made available to the Underwriters and counsel to the Underwriters and such books (i) contain minutes of all material meetings and actions of the Board of Directors (including each board committee) and shareholders of the Company, and (ii) reflect all material transactions referred to in such minutes (collectively, the "Corporate Records"). There are no transactions, agreements or other actions of the Company or any of the Material Subsidiaries that are required to be recorded in the Corporate Records that are not properly approved and/or recorded in the Corporate Records.

(x) No Violation or Default. Neither the Company nor any of the Material Subsidiaries is (i) in violation of its articles or by-laws or similar organizational documents; (ii) except as are disclosed in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, in violation or default, and no event has occurred that, with notice or lapse of time or both, would constitute such a violation or default, in the due performance or observance of any term, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of the Material Subsidiaries is a party or by which the Company or any of the Material Subsidiaries is bound or to which any of the property or assets of the Company or any of the Material Subsidiaries are subject; or (iii) except as disclosed in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, in violation of any Applicable Law, except in the case of each of clauses (ii) and (iii) above, for any such violation or default that would not, individually or in the aggregate, have a Material Adverse Effect. To the Company's knowledge, no other party under any material agreements, contracts, arrangements or understandings (written or oral) to which it or any of the Material Subsidiaries is a party is in violation or default in any respect thereunder where such violation or default would have a Material Adverse Effect.

(y) Disclosure Controls. The Company has developed, established and maintained disclosure controls and procedures that will comply in all material respects with Rule 13a-15 or 15d-15 under the Exchange Act Regulations and applicable Canadian Securities Laws, and such controls and procedures will be effective to ensure that all material information concerning the Company will be made known on a timely basis to the individuals responsible for the preparation of the Company's Exchange Act filings and other public disclosure documents, including, without limitation, in its annual filings, interim filings and other reports filed or submitted by it under Canadian Securities Laws. The Company is, and at the Applicable Time and on the Closing Date will be, in compliance with the provisions of the Sarbanes-Oxley Act applicable to it in all material respects, and has implemented or will implement such programs and has taken reasonable steps to ensure the Company's future compliance (not later than the relevant statutory and regulatory deadlines therefor) with all of the provisions of the Sarbanes-Oxley Act. The Company is in the process of establishing systems of "internal control over financial reporting" (as defined under Rules 13a-15 and 15d-15 under the Exchange Act Regulations) that will comply in all material respects with the requirements of the Exchange Act and have been designed by, or under the supervision of, their respective principal executive and principal financial officers, or persons performing similar functions, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, including, but not limited to, internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management's general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company believes its internal control over financial reporting (as such term is defined under Canadian Securities Laws and U.S. Securities Laws) is effective in all material respects. Except as disclosed in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus, the Prospectuses, the Company is not aware of any material weaknesses in its internal controls. Since the end of the Company's most recent financial year for which there are audited annual Financial Statements, there have been no significant deficiencies or material weaknesses in the Company's internal control over financial reporting (whether or not remediated) and there have been no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. The Company is in compliance with the certification requirements under National Instrument 52-109 (Certification of Disclosure in Issuers' Annual and Interim Filings) ("NI 52-109") with respect to the Company's annual and interim filings with the Canadian Securities Commissions. To the Company's knowledge, the Company's auditors and the Audit Committee of the Board of Directors of the Company have been advised of: (i) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are known to the Company's management and that have adversely affected or are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and (ii) any fraud known to the Company's management, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls over financial reporting.

(z) Capitalization. The issued and outstanding Common Shares have been validly issued, are fully paid and non-assessable and are not subject to any preemptive rights, rights of first refusal or similar rights. The Company has an authorized, issued and outstanding capitalization as set forth in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses as of the dates referred to therein (other than the grant of additional options or other equity awards under the Company's existing equity-based incentive plan, or changes in the number of outstanding Common Shares of the Company due to the issuance of shares upon the exercise or conversion of securities exercisable for, or convertible into, Common Shares outstanding on the date hereof) and such authorized, issued and outstanding share capital conforms in all material respects to the description thereof set forth in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses. The description of the securities of the Company in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses is complete and accurate in all material respects. Except as disclosed in or contemplated by the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, as of the date referred to therein, the Company does not have outstanding any options to purchase, or any rights or warrants to subscribe for, or any securities or obligations convertible into, or exchangeable for, or any contracts or commitments to issue or sell, any Common Shares or other securities.

(aa) No Applicable Registration or Other Similar Rights. There are no persons with registration or other similar rights to have any equity or debt securities registered or qualified for sale under the Registration Statement or the Canadian Prospectus or included in the offering contemplated by this Agreement who have not waived such rights in writing (including electronically) prior to the execution of this Agreement.

(bb) No Consents Required. No consent, approval, authorization, order, registration or qualification of or with any Governmental Authority is required for the execution, delivery and performance by the Company of this Agreement, the issuance and sale by the Company of the Shares, except for (i) the qualification of the Shares for distribution in the United States and in Canada; (ii) such consents, approvals, authorizations, orders and registrations or qualifications as may be required under applicable Canadian Securities Laws or U.S. federal and state securities laws or by the bylaws and rules of the Financial Industry Regulatory Authority, Inc. ("FINRA") or the SEC in connection with the sale of the Shares by the Underwriters; and (iii) such consents, approvals, authorizations, orders and registrations or qualifications as may be required by the rules and policies of the Exchanges.

(cc) No Preferential Rights. Except as set forth in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, (i) and except pursuant to options to purchase Common Shares pursuant to outstanding options, performance share units, restricted share units, warrants or convertible debentures, no person, as such term is defined in Rule 1-02 of Regulation S-X promulgated under the Securities Act (each, a "Person"), has the right, contractual or otherwise, to cause the Company to issue or sell to such Person any Common Shares or other securities of the Company, (ii) the Company has not granted to any Person any preemptive rights, resale rights, rights of first refusal, or any other rights (whether pursuant to a "poison pill" provision or otherwise) to purchase any Common Shares or other securities of the Company, (iii) no Person has the right to act as an underwriter or as a financial advisor to the Company in connection with the offer and sale of the Shares, and (iv) no Person has the right, contractual or otherwise, to require the Company to register under the Securities Act or qualify for distribution under Canadian Securities Laws any Common Shares or other securities of the Company, or to include any such Common Shares or other securities in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, whether as a result of the filing or effectiveness of the Registration Statement, the Prospectuses (or documents incorporated by reference therein) or the sale of the Shares as contemplated thereby or otherwise.

(dd) Forward-Looking Information. No forward-looking statement (within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act) and no forward-looking information (within the meaning of Canadian Securities Laws) contained or incorporated by reference in the Registration Statement, the Prospectuses or the Time of Sale Prospectuses has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith.

(ee) Transfer Agent. Computershare Investor Services Inc. has been duly appointed as registrar and transfer agent for the Common Shares.

(ff) No Litigation. There are no legal, governmental or regulatory actions, suits or proceedings pending, nor, to the Company's knowledge, any legal, governmental or regulatory audits or investigations, to which the Company or a Material Subsidiary is a party or to which any property of the Company or any of the Material Subsidiaries is the subject that, individually or in the aggregate, if determined adversely to the Company or any of the Material Subsidiaries, could reasonably be expected to have a Material Adverse Effect or materially and adversely affect the ability of the Company to perform its obligations under this Agreement. Except as disclosed in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, to the Company's knowledge, no such actions, suits or proceedings are threatened or contemplated by any Governmental Authority or threatened by others. There are no current or pending audits or investigations, actions, suits or proceedings by or before any Governmental Authority that are required under the Securities Act or Canadian Securities Laws to be described in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses that are not so described; and (ii) there are no agreements, contracts, arrangements or understandings (written or oral) or other documents that are required under the Securities Act to be filed as exhibits to the Registration Statement that are not so filed.

(gg) Proposed Acquisition. Except as described in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, there are no material agreements, contracts, arrangements or understandings (written or oral) with any persons relating to the acquisition or proposed acquisition by the Company or its Material Subsidiaries of any material interest in any business (or part of a business) or corporation, nor are there any other specific contracts or agreements (written or oral) in respect of any such matters in contemplation.

(hh) Market Capitalization. At the time the Registration Statement originally became effective, the Company met the then applicable requirements for the use of Form F-10 under the Securities Act.

(ii) No Material Defaults. Neither the Company nor any of the Material Subsidiaries has defaulted on any installment on indebtedness for borrowed money or on any rental on one or more long-term leases, which defaults, individually or in the aggregate, would have a Material Adverse Effect. The Company has not filed a report pursuant to Section 13(a) or 15(d) of the Exchange Act since the Company's Registration Statement on Form 8-A with respect to the Common Shares became effective, indicating that it (i) has failed to pay any dividend or sinking fund installment on preferred shares or (ii) has defaulted on any installment on indebtedness for borrowed money or on any rental on one or more long-term leases, which defaults, individually or in the aggregate, would have a Material Adverse Effect.

(jj) Certain Market Activities. Neither the Company, nor any of the Material Subsidiaries, nor to the knowledge of the Company any of their respective directors or officers has taken, directly or indirectly, any action designed, or that has constituted or might reasonably be expected to cause or result in, under the Exchange Act, Canadian Securities Laws or otherwise, the stabilization, maintenance or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares.

(kk) Title to Assets. The Company and the Material Subsidiaries have good and marketable title to any real property owned by them that is material to the business of the Company or such Material Subsidiary and good and valid title to all personal property owned by them described in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus or the Prospectuses as being owned by them that is material to the business of the Company or such Material Subsidiary, in each case free and clear of all liens, encumbrances and claims, except for those liens, encumbrances or claims that (i) do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company and any of the Material Subsidiaries, (ii) would not individually or in the aggregate, have a Material Adverse Effect or (iii) are for the payment of federal, state, provincial or other taxes, (A) the payment of which is neither delinquent nor subject to penalties or (B) that are being contested in good faith and for which the Company has established reserves in accordance with IFRS.

(ll) Taxes. The Company and each of the Material Subsidiaries have filed all federal, state, provincial, local and foreign tax returns which have been required to be filed and paid all taxes shown thereon through the date hereof, to the extent that such taxes have become due and are not being contested in good faith, except where the failure to so file or pay would not have a Material Adverse Effect. Except as otherwise disclosed in or contemplated by the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, no tax deficiency has been determined adversely to the Company or any of the Material Subsidiaries which has had, individually or in the aggregate, a Material Adverse Effect. The Company has no knowledge of any federal, state, provincial or other governmental tax deficiency, penalty or assessment which has been or might be asserted or threatened against it which would have a Material Adverse Effect.

(mm) No Reliance. The Company has not relied upon the Underwriters or legal counsel for the Underwriters for any legal, tax or accounting advice in connection with the offering and sale of the Shares.

(nn) Investment Company Act. Neither the Company nor any of the Material Subsidiaries is or, after giving effect to the offering and sale of the Shares and the application of the proceeds thereof as described in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, will be required to register as an "investment company" or an entity "controlled" by an "investment company," as such terms are defined in the Investment Company Act of 1940, as amended.

(oo) ERISA. The Company does not have a material employee benefit plan, within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended.

(pp) CFC. As of the date hereof, the Company is not a "controlled foreign corporation," as such term is defined in the Internal Revenue Code of 1986, as amended (the "Code"), and does not expect to become a controlled foreign corporation in the foreseeable future.

(qq) Insurance. The Company and each of the Material Subsidiaries carry, or are covered by, insurance in such amounts and covering such risks as the Company and each of the Material Subsidiaries reasonably believe are adequate for the conduct of their properties and as is customary for companies engaged in similar businesses in similar industries.

(rr) No Price Stabilization or Manipulation; Compliance with Regulation M. The Company has not taken, nor will the Company take, directly or indirectly, any action designed to or that might be reasonably expected to cause or result in stabilization or manipulation of the price of the Common Shares, as applicable, or any other "reference security" (as defined in Rule 100 of Regulation M under the Exchange Act ("Regulation M")) whether to facilitate the sale or resale of the Shares, as applicable, or otherwise, and has taken no action which would directly or indirectly violate Regulation M or similar Canadian Securities Laws.

(ss) Working Capital. To the Company's knowledge and taking into account the available working capital and the net proceeds receivable by the Company following the sale of the Shares, the Company has sufficient working capital for its present requirements that is for a period of at least twelve (12) months from the date of the Prospectuses.

(tt) FINRA Matters. All of the information provided to the Underwriters or to counsel for the Underwriters by the Company and, to the knowledge of the Company, its officers and directors and the holders of any securities (debt or equity) or options to acquire any securities of the Company in connection with letters, filings or other supplemental information provided to FINRA pursuant to FINRA Conduct Rule 5110, 5121 or 5190 is true, complete and correct in all material aspects.

(uu) Finder's Fees. Neither the Company nor any of the Material Subsidiaries has incurred any liability for any finder's fees, brokerage commissions or similar payments in connection with the transactions herein contemplated.

(vv) Broker/Dealer Relationships. Neither the Company nor any of the Material Subsidiaries or any related entities (i) is required to register as a "broker" or "dealer" in accordance with the provisions of the Exchange Act or (ii) directly or indirectly through one or more intermediaries, controls or is a "person associated with a member" or "associated person of a member" (within the meaning set forth in the FINRA Manual).

(ww) Dividend Restrictions. Except as may be restricted by Applicable Law, no Material Subsidiary is prohibited or restricted, directly or indirectly, from paying dividends to the Company, or from making any other distribution with respect to such Material Subsidiaries' equity securities or from repaying to the Company or any other Material Subsidiaries any amounts that may from time to time become due under any loans or advances to such Material Subsidiaries from the Company or from transferring any property or assets to the Company or to any other Material Subsidiaries.

(xx) No Improper Practices. (i) Neither the Company nor, to the Company's knowledge, the Material Subsidiaries, nor to the Company's knowledge, any of their respective directors or officers has, in the past five years, made any unlawful contributions to any candidate for any political office (or failed fully to disclose any contribution in violation of Applicable Law) or made any contribution or other payment to any official of, or candidate for, any federal, state, provincial, municipal, or foreign office or other person charged with similar public or quasi-public duty in violation of any Applicable Law or of the character required to be disclosed in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses; (ii) no relationship, direct or indirect, exists between or among the Company or, to the Company's knowledge, any Material Subsidiary or any affiliate of any of them, on the one hand, and the directors, officers and shareholders of the Company or, to the Company's knowledge, any Material Subsidiary, on the other hand, that is required by the Securities Act or Canadian Securities Laws to be described in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses that is not so described; (iii) no relationship, direct or indirect, exists between or among the Company or any Material Subsidiary or any affiliate of them, on the one hand, and the directors, officers, or shareholders of the Company or, to the Company's knowledge, any Material Subsidiary, on the other hand, that is required by the rules of FINRA (or Canadian equivalent thereof) to be described in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses that is not so described; (iv) except as described in the Prospectuses, there are no material outstanding loans or advances or material guarantees of indebtedness by the Company or, to the Company's knowledge, any Material Subsidiary to or for the benefit of any of their respective officers or directors or any of the members of the families of any of them; and (v) the Company has not offered, or caused any placement agent to offer, Common Shares or to make any payment of funds to any person with the intent to influence unlawfully (A) a customer or supplier of the Company or any Material Subsidiary to alter the customer's or supplier's level or type of business with the Company or any Material Subsidiary or (B) a trade journalist or publication to write or publish favorable information about the Company or any Material Subsidiary or any of their respective products or services, and, (vi) neither the Company nor any Material Subsidiary nor, to the Company's knowledge, any director, officer, employee or agent of the Company or any Material Subsidiary has made any payment of funds of the Company or any Material Subsidiary or received or retained any funds in violation of any Applicable Law (including, without limitation, the Foreign Corrupt Practices Act of 1977 and the Corruption of Foreign Public Officials Act (Canada)).

(yy) Environmental Laws. To the best of the knowledge of the Company and except as set forth in the Prospectuses, the Company and the Material Subsidiaries are in compliance in all material respects with all applicable federal, provincial, municipal and local laws, statutes, ordinances, bylaws and regulations and orders, directives and decisions rendered by any ministry, department or administrative or regulatory agency (the "Environmental Laws") applicable to the Company or any Material Subsidiary and relating to the protection of the environment, occupational health and safety or the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substance (the "Hazardous Substances").

(zz) Operations. The operations of the Company and the Material Subsidiaries are and have been conducted at all times in compliance with applicable financial record keeping and reporting requirements of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the Corruption of Foreign Public Officials Act (Canada) and applicable rules and regulations thereunder, and the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar applicable rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority (collectively, the "Money Laundering Laws"); and no action, suit or proceeding by or before any court or Governmental Authority involving the Company or any of the Material Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(aaa) Sanctions. (i) The Company represents that, neither the Company nor any of the Material Subsidiaries (collectively, the "Entity") nor, to the Company's knowledge, any director, officer, employee, agent, affiliate or representative of the Company, is a government, individual, or entity (in this paragraph (aaa), "Member") that is, or is owned or controlled by a Member that is:

(A) the subject of any sanctions administered or enforced by the U.S. Department of Treasury's Office of Foreign Assets Control, the United Nations Security Council, the European Union, His Majesty's Treasury, the Office of the Superintendent of Financial Institutions (Canada), or pursuant to the Special Economic Measures Act (Canada) or other relevant sanctions authority or Applicable Law (collectively, "Sanctions"), nor

(B) located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, the so-called Donetsk People's Republic, the so-called Luhansk People's Republic, or any other Covered Region of Ukraine identified pursuant to Executive Order 14065, Crimea, Cuba, Iran and North Korea).

(ii) The Company represents and covenants that it will not, directly or indirectly, use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Member:

(A) to fund or facilitate any activities or business of or with any Member or in any country or territory that, at the time of such funding or facilitation, is the subject of Sanctions; or

(B) in any other manner that will result in a violation of Sanctions by any Member (including any Member participating in the offering, whether as underwriter, advisor, investor or otherwise).

(iii) The Company represents and covenants that, except as detailed in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, for the past five (5) years, it has not knowingly engaged in, is not now knowingly engaged in, and will not engage in, any dealings or transactions with any Member, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions.

(bbb) Certification of Disclosure. There has been no failure on the part of the Company or any of the Company's directors or officers, in their capacities as such, to comply in all material respects with any applicable provisions of the Sarbanes-Oxley Act, NI 52-109 and the rules and regulations promulgated thereunder. Each of the principal executive officer and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company as applicable) and each certifying officer of the Company (or each former certifying officer of the Company and each former certifying officer of the Company as applicable) has made all applicable certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act, if any, with respect to all reports, schedules, forms, statements and other documents required to be filed by it or furnished by it to the SEC and as required to be made and filed by NI 52-109. For purposes of the preceding sentence, "principal executive officer" and "principal financial officer" shall have the meanings given to such terms in the Sarbanes-Oxley Act and "certifying officer" shall have the meanings given to such term in NI 52-109.

(ccc) Filings. The Company has filed all documents or information required to be filed by it under Canadian Securities Laws, U.S. Securities Laws, and the rules, regulations and policies of the Exchanges, except where the failure to file such documents or information will not have a Material Adverse Effect, either individually or in the aggregate; all material change reports, annual information forms, financial statements, management proxy circulars and other documents filed by or on behalf of the Company with the Exchanges, the SEC and the Canadian Securities Commissions, as of its date, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and did not contain a misrepresentation at the time at which it was filed; the Company has not filed any confidential material change report or any document requesting confidential treatment with any Governmental Authority that at the date hereof remains confidential. To the Company's knowledge, all required filings have been made with the appropriate Governmental Authorities in the Province of British Columbia in a timely fashion under the Business Corporations Act (British Columbia), except for such filings where the failure to file would not have a Material Adverse Effect, either individually or in the aggregate. The Company is in compliance in all material respects with its continuous and timely disclosure obligations under Canadian Securities Laws and U.S. Securities Laws and under the rules and regulations of each of the Exchanges.

(ddd) Due Diligence Matters. To the knowledge of the Company, all documents and information delivered and provided by or on behalf of the Company to the Underwriters as a part of their due diligence in connection with the offering and sale of the Shares were complete and accurate in all material respects. The responses given by the executive officers of the Company in the due diligence sessions held in connection with the transactions contemplated herein were and shall be true and correct in all material respects as at the time such responses were or are given.

(eee) Cybersecurity. Except as disclosed in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, (i) there has been no security breach or other compromise of or relating to any of the Company's information technology and computer systems, networks, hardware, software, data (including the data of their respective customers, employees, suppliers, vendors and any third party data maintained by or on behalf of them), equipment or technology (collectively, "IT Systems and Data") and (y) the Company has not been notified of, and has no knowledge of any event or condition that would reasonably be expected to result in, any security breach or other compromise to their IT Systems and Data; and (ii) to the knowledge of the Company, the Company is presently in compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, except as would not, in the case of this clause (ii), individually or in the aggregate, have a Material Adverse Effect.

(fff) Exchange Registration. The Common Shares are registered pursuant to Section 12(b) of the Exchange Act and are accepted for trading on the Nasdaq Capital Market under the symbol "ADUR" and the TSX under the symbol "ACT," and the Company has taken no action designed to terminate the registration of the Common Shares under the Exchange Act or delisting the Common Shares from either of the Exchanges, nor, except as disclosed in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, has the Company received any notification that the SEC, the Canadian Securities Commissions or either of the Exchanges is contemplating terminating such registration or listing. Except as disclosed in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, the Company has complied in all material respects with the applicable requirements of the Exchanges for maintenance of inclusion of the Common Shares thereon. The Company has obtained all necessary consents, approvals, authorizations or orders of, or filing, notification or registration with, the Exchanges, the SEC and the Canadian Securities Commissions, where applicable, required for the listing and trading of the Shares, subject only to satisfying their standard listing and maintenance requirements. The Company has no reason to believe that it will not in the foreseeable future continue to be in compliance with all such listing and maintenance requirements of each Exchange.

(ggg) Canadian Tax Disclosure. Subject to the qualifications, assumptions, limitations and understandings set out in the Canadian Prospectus Supplement under the heading "Eligibility for Investment", insofar as the statements under such headings constitute statements of law, they have been reviewed, fairly summarize the matters described therein, and are accurate in all material respects.

Any certificate signed by any officer on behalf of the Company or any of the Material Subsidiaries and delivered to the Underwriters or counsel for the Underwriters in connection with the offering of the Shares shall be deemed to be a representation and warranty by the Company or Material Subsidiaries, as the case may be, as to matters covered thereby, to the Underwriters.

The Company acknowledges that the Underwriters and, for purposes of the opinions to be delivered pursuant to Section 6 hereof, counsel to the Company and counsel to the Underwriters will rely upon the accuracy and truthfulness of the foregoing representations and hereby consents to such reliance.

Section 4.  Certain Covenants of the Company.

The Company further covenants and agrees with the Underwriters as follows:

(a) Delivery of Registration Statement, Time of Sale Prospectus and Prospectuses. To the extent not available on EDGAR as it relates to the Registration Statement, the Time of Sale Prospectus, the U.S. Prospectus and any supplements and amendments thereto, the Company shall furnish and deliver to the Underwriters, in such cities as the Underwriters may reasonably and lawfully request without charge, as soon as practicable after the Registration Statement becomes effective (as to the U.S. Prospectus) or after the filing thereof (as to the Canadian Prospectus), and during the period mentioned in Section 4(e) or Section 4(f) below, as many commercial copies, or originally signed versions, of the Time of Sale Prospectus, the Canadian Prospectus, the U.S. Prospectus and any supplements and amendments thereto or to the Registration Statement as the Underwriters may reasonably request for the purposes contemplated by the Securities Act and the Canadian Securities Laws. Delivery of the Canadian Prospectus may, at the Underwriters' option be satisfied in accordance with the "access equals delivery" provisions contained in Part 2A of NI 41-101 and, in such case, the Underwriters and the Company shall satisfy any request for electronic or paper copies of the Canadian Prospectus in accordance with the requirements of NI 41-101, without charge. As used herein, the term "Prospectus Delivery Period" means such period of time after the first date of the public offering of the Shares and ending on the completion of the distribution of the offering of the Shares, during which time a preliminary prospectus, preliminary prospectus supplement or a prospectus relating to the Shares is required by applicable Canadian Securities Laws or U.S. Securities Laws to be delivered (or required to be delivered but for Rule 172 under the Securities Act) in connection with sales of the Shares by the Underwriters or any dealer.

(b) Underwriters' Review of Proposed Amendments and Supplements. Prior to amending or supplementing the Registration Statement, the Time of Sale Prospectus, the Canadian Prospectus or the U.S. Prospectus (including any amendment or supplement through incorporation by reference of any document), the Company shall furnish to the Underwriters for review, a reasonable amount of time prior to the proposed time of filing or use thereof, a copy of each such proposed amendment or supplement, and the Company shall not file or use any such proposed amendment or supplement without the Underwriters' consent which shall not be unreasonably delayed, conditioned or withheld.

(c) Free Writing Prospectuses. The Company shall furnish to the Underwriters for review, a reasonable amount of time prior to the proposed time of filing or use thereof, a copy of each proposed free writing prospectus or any amendment or supplement thereto to be prepared by or on behalf of, used by, or referred to by the Company and the Company shall not file, use or refer to any proposed free writing prospectus or any amendment or supplement thereto without the Underwriters' consent which shall not be unreasonably delayed, conditioned or withheld. The Company shall furnish to the Underwriters, without charge, as many copies of any free writing prospectus prepared by or on behalf of, or used by, the Company as such Underwriters may reasonably request. If during the Prospectus Delivery Period there occurred or occurs an event or development as a result of which any free writing prospectus prepared by or on behalf of, used by, or referred to by the Company conflicted or would conflict with the information contained in the Registration Statement or included or would include an untrue statement of a material fact or, omitted or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances prevailing at that subsequent time, not misleading, the Company shall promptly amend or supplement such free writing prospectus to eliminate or correct such conflict or so that the statements in such free writing prospectus as so amended or supplemented will not include an untrue statement of a material fact or, omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances prevailing at such subsequent time, not misleading, as the case may be; provided, however, that prior to amending or supplementing any such free writing prospectus, the Company shall furnish to the Underwriters for review, a reasonable amount of time prior to the proposed time of filing or use thereof, a copy of such proposed amended or supplemented free writing prospectus and the Company shall not file, use or refer to any such amended or supplemented free writing prospectus without the Underwriters' consent which shall not be unreasonably delayed, conditioned or withheld.

(d) Filing of Underwriter Free Writing Prospectuses. The Company shall not take any action that would result in the Underwriters or the Company being required to file with the SEC pursuant to Rule 433(d) under the Securities Act a free writing prospectus prepared by or on behalf of the Underwriters that the Underwriters otherwise would not have been required to file thereunder.

(e) Amendments and Supplements to Time of Sale Prospectus. If any time prior to the Closing Date any event shall occur or condition shall exist as a result of which the Time of Sale Prospectus, as amended or supplemented, would include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances when delivered to a prospective purchaser, not misleading, or if, in the reasonable opinion of counsel for the Company or the Underwriters, it is necessary to amend or supplement the Time of Sale Prospectus to comply with Applicable Law, including the Securities Act, the Company shall (subject to Section 4(b) and Section 4(c)) forthwith prepare, file with the SEC and furnish, at its own expense, to the Underwriters and to any dealer upon request, either amendments or supplements to the Time of Sale Prospectus so that the statements in the Time of Sale Prospectus as so amended or supplemented will not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances when delivered to a prospective purchaser, not misleading, or so that the Time of Sale Prospectus, as amended or supplemented, will comply with Applicable Law including the Securities Act and the Canadian Securities Laws.

(f) Securities Act Compliance. The Company will prepare the Canadian Prospectus Supplement and the U.S. Prospectus Supplement in a form approved by the Underwriters and (i) will file the Canadian Prospectus Supplement with the Principal Regulator in accordance with the Shelf Procedures as soon as practicably possible, and in any event, not later than 8:00 p.m. Eastern time on the second business day following the date hereof and (ii) will file the U.S. Prospectus Supplement with the SEC not later than the SEC's close of business on the first business day following the day on which the filing of the Canadian Prospectus Supplement is made with the Principal Regulator. After the date of this Agreement, the Company shall promptly advise the Underwriters in writing (i) of the receipt of any comments of, or requests for additional or supplemental information or other communication from, any Canadian Securities Commission or the SEC with respect to the Canadian Prospectus or the Registration Statement, (ii) of any request by any Canadian Securities Commission to amend or supplement the Canadian Prospectus or for additional information or of any request by the SEC to amend the Registration Statement or to amend or supplement the U.S. Prospectus or for additional information, (iii) of the time and date of any filing of any post-effective amendment to the Registration Statement or any amendment or supplement to the Preliminary Prospectuses, the Time of Sale Prospectus, any free writing prospectus or the Prospectuses, (iv) of the time and date that any post-effective amendment to the Registration Statement becomes effective, (v) of the issuance by the SEC or any Canadian Securities Commission, as applicable, of any stop order suspending the effectiveness of the Registration Statement, the U.S. Prospectus or the Canadian Prospectus or any post-effective amendment thereto or any order directed at any document incorporated by reference in the Registration Statement, the U.S. Prospectus or the Canadian Prospectus or any amendment or supplement thereto or any order preventing or suspending the use of the Preliminary Prospectus, the Time of Sale Prospectus, any free writing prospectus, any marketing materials, the U.S. Prospectus or the Canadian Prospectus or any amendment or supplement thereto or any post-effective amendment to the Registration Statement, or the suspension of the qualification of the Shares for sale in any jurisdiction, or of any proceedings to remove, suspend or terminate from listing or quotation the Common Shares from the Exchanges, or of the threatening or initiation of any proceedings for any of such purposes, and (vi) of the issuance by any Governmental Authority of any order having the effect of ceasing or suspending the distribution of the Shares, or of the institution or, to the knowledge of the Company, threatening of any proceedings for any such purpose. If the SEC or any Canadian Securities Commission shall enter any such stop order at any time, the Company will use best efforts to obtain the lifting of such order at the earliest possible moment.

(g) Amendments and Supplements to the Prospectuses and Other Securities Act Matters. The Company will comply with the U.S. Securities Laws and the Canadian Securities Laws so as to permit the completion of the distribution of the Shares during the Prospectus Delivery Period as contemplated in this Agreement and the Prospectuses. If any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Prospectuses so that the Prospectuses do not include a misrepresentation or an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances when the U.S. Prospectus or the Canadian Prospectus is delivered to a purchaser, not misleading, or if during the Prospectus Delivery Period in the reasonable opinion of the Company, Underwriters or counsel for the Company or the Underwriters it is otherwise necessary to amend or supplement the Prospectuses to comply with U.S. Securities Laws or Canadian Securities Laws (including, as applicable, so as to constitute full, true and plain disclosure of all material facts relating to the Shares), the Company agrees (subject to Section 4(b) and Section 4(c)) to promptly prepare, file with the SEC and the Canadian Securities Commissions and furnish at its own expense to the Underwriters and to dealers, amendments or supplements to the Prospectuses so that the statements in the Prospectuses as so amended or supplemented will not include a misrepresentation or an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances when the U.S. Prospectus or the Canadian Prospectus is delivered to a purchaser, not be misleading or so that the Prospectuses, as amended or supplemented, will comply with the U.S. Securities Laws and the Canadian Securities Laws (including, as applicable, so as to constitute full, true and plain disclosure of all material facts relating to the Shares), as applicable. Neither the Underwriters' consent to, nor delivery of, any such amendment or supplement shall constitute a waiver of any of the Company's obligations under Section 4(b) or Section 4(c).

(h) Exchange Submission.   The Company shall file a Listing of Additional Shares Notification Form with the Nasdaq with respect to the offering contemplated hereby; and the Company will apply to list the Shares on the TSX.

(h) Blue Sky Compliance. The Company shall cooperate with the Underwriters and counsel for the Underwriters to qualify or register the Shares for sale under (or obtain exemptions from the application of) U.S. Securities Laws, Canadian Securities Laws, or other foreign laws of jurisdictions designated by the Underwriters, shall comply with such laws and shall continue such qualifications, registrations and exemptions in effect so long as required for the distribution of the Shares. The Company shall not be required to qualify as a foreign corporation or to take any action that would subject it to general service of process in any jurisdiction in which it is not presently qualified or where it would be subject to taxation as a foreign corporation (except service of process with respect to the offering and sale of the Shares). The Company will advise the Underwriters promptly of the suspension of the qualification or registration of (or any exemption relating to) the Shares for offering, sale or trading in any jurisdiction or any initiation or threat of any proceeding for any such purpose, and in the event of the issuance of any order suspending such qualification, registration or exemption, the Company shall use its best efforts to obtain the withdrawal thereof at the earliest possible moment.

(i) Use of Proceeds. The Company shall apply the net proceeds from the sale of the Shares sold by it in the manner described under the caption "Use of Proceeds" in the Time of Sale Prospectus.

(j) Transfer Agent. From the date hereof until the Closing Date, the Company shall maintain, at its expense, its current registrar and transfer agent for the Shares.

(k) Earnings Statement. The Company will timely file such reports pursuant to the Exchange Act as are necessary in order to make generally available to its securityholders as soon as practicable an earnings statement for the purposes of, and to provide to the Underwriters the benefits contemplated by, the last paragraph of Section 11(a) of the Securities Act.

(l) Periodic Reporting Obligations. During the period when the U.S. Prospectus is required to be delivered under the Securities Act, the Company shall file, on a timely basis, with the SEC and Nasdaq all reports and documents required to be filed under the Exchange Act.

(m) Agreement Not to Issue, Offer or Sell Additional Shares. During the period commencing on and including the date hereof and ending on and including the date which is ninety (90) days after the date hereof (the "Lock-Up Period"), the Company will not, without the prior written consent of the Representative (which consent will not be unreasonably withheld, conditioned or delayed in the event there is a legitimate business need for the Company to issue securities and such issuance would not give rise to investor protection concerns), (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; (ii) file or cause to be filed any registration statement with the Commission or any short form base shelf prospectus with the Canadian Securities Commissions relating to the offering of any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; (iii) complete any offering of debt securities of the Company, other than entering into a line of credit with a traditional bank, or (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital stock of the Company, whether any such transaction described in clause (i), (ii), (iii) or (iv) of this Section 4(m) is to be settled by delivery of shares of capital stock of the Company or such other securities, in cash or otherwise. The restrictions contained in this Section 4(m) shall not apply to Exempted Securities. "Exempted Securities" means: (i) the Shares to be sold hereunder, (ii) the issuance by the Company of Common Shares upon the exercise of an outstanding stock option or warrant or the conversion of a security outstanding on the date hereof, the existence of which the Representative has been advised in writing, (iii) any issuance of securities disclosed in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses (including any issuance of securities upon the exercise of an outstanding stock option or warrant or the conversion of a security disclosed in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses), (iv) the issuance of securities issued as part of the purchase price in connection with acquisitions or strategic transactions approved a majority of the disinterested directors of the Company, or securities issued in financing transactions, the primary purpose of which is to finance acquisitions or strategic transactions approved a majority of the disinterested directors of the Company, (v) Common Shares, options or convertible securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction, approved by a majority of the disinterested directors of the Company, but shall not include a transaction in which the Company is primarily issuing such securities primarily for the purpose of raising capital or to a person or an entity whose primary business is investing in securities, (vi) Common Shares, options or convertible securities issued to in connection with the provision of goods or services pursuant to transactions approved by a majority of the disinterested directors of the Company, but shall not include a transaction in which the Company is primarily issuing such securities primarily for the purpose of raising capital or to a person or an entity whose primary business is investing in securities, (vii) Common Shares, options or convertible securities issued in connection with sponsored research, collaboration, technology license, development, investor or public relations, marketing or other similar agreements or strategic partnerships approved a majority of the disinterested directors of the Company, but shall not include a transaction in which the Company is primarily issuing such securities primarily for the purpose of raising capital or to a person or an entity whose primary business is investing in securities, (viii) the issuance of securities pursuant to the concurrent "listed issuer financing exemption" offering by the Company, or (ix) the issuance by the Company of any Common Shares or standard options or other equity incentive awards to purchase Common Shares to directors, officers, employees or consultants of the Company or its subsidiaries in their capacity as such pursuant to an Approved Equity Incentive Plan (as defined below), provided that all of the issuances proposed to be made pursuant to items (iv) through (vii) above during the Lock Up Period are approved in advance by the Representative to the extent that such securities so issued are issued at a price per security that is below the public offering price of one Share, and none of the issuances of securities provide for registration rights to any holder or to any holder of an option, warrant or convertible security. "Approved Equity Incentive Plan" means any equity incentive plan which has been approved by the board of directors of the Company prior to or subsequent to the date hereof pursuant to which Common Shares and standard options to purchase Common Shares may be issued to any employee, officer, director or consultant for services provided to the Company or its subsidiaries in their capacity as such. Additionally, the Company agrees that its directors and officers as listed on Schedule IV hereto, shall enter into "lock-up" agreements in favor of the Underwriters, in the form set forth in Exhibit A hereto (the "Lock-Up Agreement"), pursuant to which such parties shall not during the period ending sixty (60) days after the date of this Agreement, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company, subject to certain exceptions set forth in the Lock-Up Agreement.

(n) Investment Limitation. The Company shall not invest or otherwise use the proceeds received by the Company from its sale of the Shares in such a manner as would require the Company or any of its Material Subsidiaries to register as an investment company under the Investment Company Act.

(o) No Stabilization or Manipulation; Compliance with Regulation M. During the "restricted period" (as such term is defined in Regulation M) applicable to the offering of the Shares contemplated by this Agreement and until the Closing Date, the Company will not take, directly or indirectly, any action designed to or that might be reasonably expected to cause or result in stabilization or manipulation of the price of the Common Shares or any other reference security, whether to facilitate the sale or resale of the Shares or otherwise, and the Company will, and shall cause each of its affiliates to, comply with all applicable provisions of Regulation M. If the limitations of Rule 102 of Regulation M ("Rule 102") do not apply with respect to the Shares or any other reference security pursuant to any exception set forth in Section (d) of Rule 102, then promptly upon notice from the Underwriters (or, if later, at the time stated in the notice), the Company will, and shall cause each of its affiliates to, comply with Rule 102 as though such exception were not available but the other provisions of Rule 102 (as interpreted by the SEC) did apply.

(p) Press Releases/Announcements. Upon execution of this Agreement, the Company shall issue a press release disclosing the material terms of the offering contemplated by this Agreement. Prior to the Closing Date, the Company shall not, without the Underwriters' prior written consent, which shall not be unreasonably delayed, conditioned or withheld, issue any press releases or other communications directly or indirectly and shall not hold any press conferences with respect to the Company or any Material Subsidiaries, the financial condition, results of operations, business, properties, assets, or liabilities of the Company or any Material Subsidiaries, or with respect to the offering of the Shares. Notwithstanding the foregoing, nothing contained in this subsection shall prevent the Company from issuing a press release forthwith in the event that the Company's counsel advises that it is necessary in order to comply with Applicable Law or the rules or requirements of the Exchanges, or from issuing a press release or holding an analyst call in the normal course in connection with the release of financial results.

The Underwriters, may, in their sole discretion, waive in writing the performance by the Company of any one or more of the foregoing covenants or extend the time for their performance.

Section 5.  Payment of Expenses.

Whether or not the purchase and sale of the Shares pursuant to this Agreement is completed, the Company will pay all costs, expenses, fees and taxes incurred in connection with the purchase, sale and delivery of the Shares and the performance of its obligations hereunder and in connection with the transactions contemplated hereby, including without limitation, the following:

(a) the preparation and filing of the Registration Statement (including the Financial Statements, exhibits, schedules, consents and certificates of experts), the Form F-X, the Time of Sale Prospectus, the Prospectuses, each free writing prospectus prepared by or on behalf of, used by, or referred to by the Company and the Preliminary Prospectuses and any amendments or supplements thereto, including the printing and furnishing of copies of each thereof to the Underwriters and to dealers (including costs of mailing and shipment);

(b) the registration, issue, sale and delivery of the Shares, including any stock or transfer taxes and stamp or similar duties payable upon the sale, issuance or delivery of the Shares to the Underwriters;

(c) the producing, word processing and/or printing of this Agreement, any agreement among Underwriters, any dealer agreements, any powers of attorney and any closing documents (including compilations thereof) and the reproduction and/or printing and furnishing of copies of each thereof to the Underwriters and to dealers (including costs of mailing and shipment);

(d) all filing fees, attorneys' fees and expenses incurred by the Company in connection with qualifying or registering (or obtaining exemptions from the qualification or registration of) all or any part of the Shares for offer and sale under the U.S. Securities Laws or Canadian Securities Laws or any other foreign laws, and, if reasonably requested by the Underwriters, preparing, printing and furnishing copies of any blue sky surveys or legal investment surveys to the Underwriters and to dealers, or other memorandum and any supplements thereto, advising the Underwriters of such qualifications, registrations and exemptions;

(e) all fees and expenses of the Company's counsel, independent public or certified public accountants and other advisors of the Company;

(f) the reasonable out-of-pocket expenses of the Underwriters (including, without limitation, the reasonable costs and expenses of the Underwriters relating to presentations or meetings undertaken in connection with the marketing of the offering and sale of the Shares to prospective investors and the Underwriters' sales forces (including reasonable travel and related expenses) and the fees and disbursements of legal counsel for the Underwriters); provided that such expenses (including expenses incurred in connection with legal counsel retained by the Underwriters) shall not exceed US$125,000 without the Company's prior approval;

(g) the fees and expenses associated with the listing of the Shares;

(h) any filing for review of the public offering of the Shares by FINRA;

(i) the fees and disbursements of any transfer agent or registrar for the Shares;

(j) the costs and expenses of qualifying the Shares for inclusion in the book-entry settlement systems of DTC and CDS; and

(k) the performance of the Company's other obligations hereunder, including the goods and services tax/harmonized sales tax imposed under Part IX of the Excise Tax Act (Canada) and provincial sales tax applicable in respect of any of the foregoing expenses.

At the option of the Underwriters, such fees and expenses may be deducted from the gross proceeds otherwise payable to the Company on the closing of the offering of the Shares. For the sake of clarity, it is understood and agreed that the Company shall be responsible for the Underwriters' expenses detailed in sub-clause (f) of this Section 5, irrespective of whether the offering of the Shares is consummated or not, subject to a maximum amount of up to US$25,000 in the event that there is not a closing of the offering of the Shares.

Section 6.  Conditions to the Obligations of the Underwriters.

The obligations of the Underwriters to purchase and pay for the Shares as provided herein on the Closing Date, shall be subject to the accuracy of the representations and warranties on the part of the Company set forth in Section 3 as of the date hereof and as of the Closing Date, to the timely performance by the Company of its covenants and other obligations of the Company hereunder, and to each of the following additional conditions precedent:

(a) Opinion and 10b-5 Statement of U.S. Counsel for the Company. On the Closing Date, the Underwriters shall have received an opinion and Rule 10b-5 negative assurance statement of Cozen O'Connor LLP, U.S. counsel to the Company, addressed to the Underwriters, and dated the Closing Date, in the form and substance as may be reasonably satisfactory to counsel for the Underwriters.

(b) Opinion and 10b-5 Statement of U.S. Counsel for the Underwriters. On the Closing Date, the Underwriters shall have received an opinion and Rule 10b-5 negative assurance statement of DLA Piper LLP (US), U.S. counsel to the Underwriters, addressed to the Underwriters, and dated the Closing Date.

(c) Opinion of Canadian Counsel. On the Closing Date, the Underwriters shall have received an opinion, dated the Closing Date, of Cozen O'Connor LLP, Canadian counsel to the Company, or other local counsel as required, addressed to the Underwriters, in form and substance as may be reasonably satisfactory to the Underwriters and their counsel, with respect to corporate and securities law matters relating to the Company and the Canadian Subsidiaries.

(d) Accountants' Comfort Letter. The Underwriters shall have received from De Visser Gray LLP, independent public or certified public accountants for the Company, (i) a letter dated the date of the Prospectus Supplements, and addressed to the Underwriters and the board of directors of the Company, in form and substance reasonably satisfactory to the Underwriters, containing statements and information of the type ordinarily included in accountant's "comfort letters" to underwriters which letters shall cover with respect to the Financial Statements, including without limitation, certain financial and accounting disclosures contained or incorporated by reference in the Registration Statement, the Preliminary Prospectuses, the Prospectuses and the Prospectus Supplements, and (ii) confirmation that they are independent public, certified public or chartered accountants as required by the Securities Act.

(e) Bring-down Comfort Letter. On the Closing Date, the Underwriters shall have received from De Visser Gray LLP, independent public or certified public accountants for the Company, a letter dated such date, and addressed to the Underwriters and the board of directors of the Company, in form and substance reasonably satisfactory to the Underwriters, to the effect that De Visser Gray LLP reaffirms the statements made in the letter furnished pursuant to Section 6(d), except that the specified date referred to therein for the carrying out of procedures shall be no more than two (2) business days prior to the Closing Date.

(f) Company Compliance with Prospectus and Registration Requirements; No Stop Order. For the period from and after the  date of this Agreement and prior to the Closing Date:

(i) the U.S. Prospectus shall have been filed with the SEC in the manner and within the time period required by the Securities Act, and the Canadian Prospectus shall have been filed with the Canadian Securities Commissions in each of the Qualifying Jurisdictions and in accordance with the Canadian Securities Laws, and a receipt obtained therefor;

(ii) no stop order suspending the effectiveness of the Registration Statement, or any post-effective amendment to the Registration Statement, shall be in effect and no proceedings for such purpose shall have been instituted or pending, or to the knowledge of the Company, threatened by the SEC;

(iii) no order preventing or suspending the use of the Canadian Prospectus shall have been issued and no proceeding for that purpose shall have been instituted or pending, or to the knowledge of the Company, threatened by any Canadian Securities Commission or other securities regulatory authority in Canada;

(iv) no order, ruling, determination having the effect of suspending the issuance, sale, exercise or conversion or ceasing the trading of the Common Shares or securities convertible into Common Shares, or any other securities of the Company shall have been issued by any Governmental Authority in Canada or the United States and no proceedings for that purpose shall have been instituted or shall be pending or, to the knowledge of the Company, shall be contemplated or threatened by any such Governmental Authority;

(v) the Canadian Prospectus Supplement shall have been filed with the Canadian Securities Commissions in each of the Qualifying Jurisdictions in accordance with the Shelf Procedures and a U.S. Prospectus Supplement shall have been filed with the SEC;

(vi) the Registration Statement and all amendments thereto shall not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and (a) neither the Prospectuses nor any amendment or supplement thereto, shall include a misrepresentation or an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading, (b) no Time of Sale Prospectus, and no amendment or supplement thereto, shall include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading and (c) none of the free writing prospectuses, if any, shall include an untrue statement of a material fact or, omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading; and

(vii) all requests for additional information on the part of the SEC or any Canadian Securities Commission shall have been complied with.

(g) No Material Adverse Effect. For the period from the date of this Agreement and to and including the Closing Date, in the judgment of the Underwriters, acting reasonably, there shall not have occurred any Material Adverse Effect.

(h) Officers' Certificate. On the Closing Date, the Underwriters shall have received a written certificate, addressed to the Underwriters, executed by the Chief Executive Officer of the Company and the Chief Financial Officer of the Company, in each case, in such capacity and not in their personal capacity, dated as of the Closing Date, to the effect that the conditions set forth in Section 6(f) have been met, and further to the effect that:

(i) the representations and warranties of the Company set forth in Section 3 of this Agreement are true and correct in all material respects with the same force and effect as though expressly made on and as of the Closing Date, except that any representations and warranties qualified by materiality or "Material Adverse Effect" shall be true and correct in all respects;

(ii) as at the Closing Date, no order, ruling or determination having the effect of ceasing or suspending trading in the Common Shares or any securities convertible into Common Shares has been issued and no proceedings for such purpose are pending or, to the best of the knowledge, information and belief of the person signing such certificate, are contemplated or threatened; and

(iii) the Company has complied with all the agreements hereunder and satisfied all the conditions on its part to be performed or satisfied hereunder at or prior to the Closing Date.

(i) Secretary's Certificate. On the Closing Date, the Underwriters shall have received a written certificate, addressed to the Underwriters, signed by the Corporate Secretary of the Company, in such capacity and not personally, in form and content satisfactory to the Underwriters, acting reasonably, certifying:

(i) that the Articles and Notice of Articles are true and complete, have not been modified and are in full force and effect;

(ii) that the resolutions of the directors of the Company relevant to the distribution of the Shares in the United States, the allotment, issue (or reservation for issue) and sale of the Shares, the authorization of this Agreement, and the other agreements and transactions contemplated by this Agreement are in full force and effect and have not been modified; and

(iii) as to the incumbency and signatures of the officers of the Company signing this Agreement or any other agreement or instrument contemplated to be delivered to the Underwriters as of the Closing Date, in the name of and on behalf of the Company.

(j) Good Standing. The Underwriters shall have received on the Closing Date, a certificate of good standing dated on or about the Closing Date from the Registrar of Companies of the Province of British Columbia, certifying that the Company is a valid and existing company and is, with respect to the filing of annual reports, in good standing.

(k) Company's Agent for Service. Prior to the Closing Date, the Company shall have furnished to the Underwriters satisfactory evidence of its due and valid authorization of Cogency Global Inc. as its agent to receive service of process in the United States pursuant to Section 20 hereof, and satisfactory evidence from Cogency Global Inc. accepting its appointment as such agent.

(l) Listing. The Company shall have filed a Listing of Additional Shares Notification form with the Nasdaq with respect the offering contemplated hereby; and the Company shall have applied, and received conditional approval, to list the Shares on the TSX, subject only to the satisfaction of the customary conditions of listing approval.

(m) No Termination. The Underwriters shall not have previously terminated their obligations pursuant to Section 8 of this Agreement.

(n) Lock-Up Agreements. The Lock-Up Agreements shall be in full force and effect on the Closing Date.

(o) Additional Documents. On or before the Closing Date, the Underwriters and counsel for the Underwriters shall have received such information and other customary closing documents as they may reasonably request for the purposes of enabling them to pass upon the issuance and sale of the Shares as contemplated herein, or in order to evidence the accuracy of any of the representations and warranties, or the satisfaction of any of the conditions or agreements, herein contained; and all proceedings taken by the Company in connection with the issuance and sale of the Shares as contemplated herein and in connection with the other transactions contemplated by this Agreement shall be reasonably satisfactory in form and substance to the Underwriters and counsel for the Underwriters.

If any condition specified in this Section 6 is not satisfied when and as required to be satisfied, this Agreement may be terminated by the Representative by notice to the Company at any time on or prior to the Closing Date, which termination shall be without liability on the part of any party to any other party, except that Section 5, Section 6 and Section 10 shall at all times be effective and shall survive such termination.

Section 7.  Covenants of the Underwriters.

 (a) The Underwriters covenant with the Company, after the Closing Date, that the Underwriters will (i) use their reasonable best efforts to complete the distribution of the Shares as promptly as possible and (ii) give prompt written notice to the Company or its counsel when, in the opinion of the Underwriters, they have completed distribution of the Shares, and, as soon as practicable but in any event not later than thirty (30) days after completion of the distribution, will provide the Company or its counsel in writing, with a breakdown of the number of Shares distributed in each of the Qualifying Jurisdictions and in the United States where that breakdown is required by a Canadian Securities Commission or the SEC, as the case may be, for the purpose of calculating fees payable to, or making filings with, that Canadian Securities Commission or the SEC, as the case may be.

 (b) The Underwriters covenant with the Company not to take any action that would result in the Company being required to file with the SEC pursuant to Rule 433(d) under the Securities Act a free writing prospectus prepared by or on behalf of the Underwriters that otherwise would not be required to be filed by the Company thereunder but for the action of the Underwriters.

Section 8.  Termination of this Agreement.

(a) In addition to any other remedies which may be available to the Underwriters, the Underwriters shall be entitled, at their sole option, to terminate and cancel, without any liability on the Underwriters' part, their obligations under this Agreement if, at any time prior to the Closing Date:

(i) Litigation. Any inquiry, action, suit, investigation or other proceeding, whether formal or informal, is commenced, announced or threatened or any order is made by any Governmental Authority in Canada, the United States or elsewhere, including, without limitation, the Exchanges, in relation to the Company or the Material Subsidiaries or the Company's directors and officers in their capacity as such with the Company which, in the sole opinion of the Representative, acting reasonably, operates to prevent or restrict materially the distribution or trading of the Shares or any other securities of the Company in any of the Qualifying Jurisdictions or the United States.

(ii) Financial-Out. Any change in the U.S., Canadian or international financial, political or economic conditions or the effect of which is such as to make it, in the judgment of the Representative, acting reasonably, impractical to market or to enforce contracts for the sale of the Shares, including without limitation, (i) if trading or quotation in any of the Company's securities shall have been suspended or limited by the SEC, or by Nasdaq or by any Canadian Securities Commission or by the TSX, (ii) trading in securities generally on any of the Nasdaq or the TSX shall have been suspended or limited, or minimum or maximum prices shall have been generally established on any of such stock exchanges by the SEC or FINRA, (iii) the declaration of any banking moratorium by any Canadian, U.S. federal or New York authorities, or (iv) any major disruption of settlements of securities or payment or clearance services in the United States or Canada where the securities of the Company are listed.

(iii) Disaster Out. There should develop, occur or come into effect or existence any attack on, outbreak or escalation of hostilities or act of terrorism involving Canada or the United States, any declaration of war by the United States Congress, any other national or international calamity or emergency, or any governmental action, change of Applicable Law (or in the judicial interpretation thereof), if, in the judgment of the Representative, acting reasonably, the effect of any such attack, outbreak, escalation, act, declaration, calamity, emergency or governmental action, or change is material and adverse such as to make it impractical or inadvisable to proceed with the offering of the Shares or to enforce contracts for the sale of the Shares on the Closing Date, on the terms and in the manner contemplated by this Agreement, the Time of Sale Prospectus and each of the Applicable Prospectuses or might be expected to have a significant adverse effect on the state of financial markets in Canada or the United States or the business, operations, management or capital of the Company or the market price or value of the Common Shares.

(iv) Material Adverse Effect. There should occur or be announced by the Company and its Material Subsidiaries taken as a whole, any Material Adverse Effect or a change in any material fact, or there should be discovered any previously undisclosed material fact (other than a material fact related solely to the Representative or any of its affiliates) required to be disclosed in any Applicable Prospectus, which results, or in the sole judgment of the Representative, acting reasonably, is reasonably expected to result, in purchasers of a material number of Shares exercising their right under applicable legislation to withdraw from their purchase of the Shares or, in the sole judgment of the Representative, acting reasonably, has or may be expected to have a significant adverse effect on the market price or value of the Shares and makes it impractical or inadvisable to market the Shares.

(b)  The Company agrees that all representations, warranties, terms and conditions of this Agreement (including the conditions in Section 6) shall be construed as conditions and complied with so far as they relate to acts to be performed or caused to be performed by it, that it will use its commercially reasonable best efforts to cause such representations, warranties, terms and conditions not to be breached and to be complied with, and that any material breach (or in the case of any representation, warranty, term or condition qualified by materiality, any breach) or material failure (or in the case of any representation, warranty, term or condition qualified by materiality, any failure) by it to comply with any such conditions shall entitle the Underwriters to terminate its obligations under this Agreement by notice to that effect given to the Company at or prior to the Closing Date, unless otherwise expressly provided in this Agreement.

(c) The rights of termination contained in this Section 8 may be exercised by the Representative and are in addition to any other rights or remedies that the Underwriters may have in respect of any default, act or failure to act or non-compliance by the Company in respect of any of the matters contemplated by this Agreement or otherwise. In the event of any such termination, there shall be no further liability or obligation on the part of the Underwriters to the Company, or on the part of the Company to the Underwriters except in respect of any liability or obligation under any of Section 5 and Section 10 hereof which shall at all times remain in full force and effect and shall survive such termination.

Section 9.  Obligation to Purchase.

(a) Subject to the terms of this Agreement, the obligation of the Underwriters to purchase the Shares at the Closing Date, shall be several and not joint and several and shall be limited to the number and equivalent percentage of the Shares set out opposite the name of the Underwriters on Schedule I attached hereto (subject to such adjustment as the Representative may determine to eliminate fractional shares).

(b) If any one or more of the Underwriters shall fail or refuse to purchase any of the Shares that it or they have agreed to purchase hereunder, and the aggregate number of Shares that such defaulting Underwriter or Underwriters agreed but failed or refused to purchase is not more than one-tenth of the aggregate number of Shares, the other Underwriters shall be obligated, severally and not jointly, to purchase the Shares that such defaulting Underwriter or Underwriters agreed but failed or refused to purchase, in the proportions which the number of Shares that they have respectively agreed to purchase pursuant to this Agreement bears to the aggregate number of Shares which all such non-defaulting Underwriters have so agreed to purchase, or in such other proportions as the Representative may specify; provided that in no event shall the maximum number of Shares that any Underwriter has become obligated to purchase pursuant to this Agreement be increased pursuant to this Section 9 by more than one-ninth of such number of Shares without the prior written consent of such Underwriter. In any such case either the Representative or the Company shall have the right to postpone the Closing Date, but in no event for longer than seven days, in order that the required changes, if any, in the Prospectuses or in any other documents or arrangements may be effected. If any Underwriter or Underwriters shall fail or refuse to purchase any Shares that it or they agreed to purchase hereunder and the aggregate number of Shares which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase exceeds one-tenth of the aggregate number of the Shares and arrangements satisfactory to the Representative and the Company for the purchase of such Shares are not made within 48 hours after such default, this Agreement will terminate without liability on the part of any non-defaulting Underwriter or the Company for the purchase or sale of any Shares under this Agreement. Any action taken pursuant to this Section 9 shall not relieve any defaulting Underwriter from liability in respect of any default of such Underwriter under this Agreement.

Section 10.  Indemnification.

(a) The Company (referred to in this Section 10 as the "Company Indemnifying Party") agrees to indemnify and save harmless the Underwriters and their respective affiliates and each of their respective directors, officers, employees, shareholders and agents, and each person, if any, who controls the Underwriters within the meaning of Section 15 of the Securities Act or Section 20 of the 1934 Act (each referred to in this Section 10 as an "Underwriter Indemnified Party") from and against all liabilities, claims, losses (other than loss of profits in connection with the distribution of the Shares), actions, suits, proceedings, charges, reasonable costs, damages and reasonable expenses which an Underwriter Indemnified Party may suffer or incur or be subject to, including all amounts paid to settle actions or satisfy judgments or awards and all reasonable legal fees and expenses that may be incurred in advising with respect to investigating or defending any Claim, in any way caused by, or arising directly or indirectly from, or in consequence of:

(i) any information or statement contained in the Registration Statement, the Preliminary Prospectuses, the Time of Sale Prospectus, the Prospectuses, any issuer free writing prospectus or any Supplementary Material related thereto, or in any certificate or other document of the Company or of any officer of the Company or any of its Material Subsidiaries delivered hereunder or pursuant hereto which contains or is alleged to contain a misrepresentation;

(ii) any omission or alleged omission to state in the Registration Statement, the Preliminary Prospectuses, the Time of Sale Prospectus, the Prospectuses, any issuer free writing prospectus, any marketing materials or any Supplementary Material related thereto, or any certificate or other document of the Company or any officer of the Company or any of the Material Subsidiaries delivered hereunder or pursuant hereto any material fact required to be stated therein or necessary to make any statement therein not misleading in light of the circumstances under which it was made;

(iii) any order made or any inquiry, investigation or proceedings commenced or threatened by any securities commission, stock exchange or other Governmental Authority based upon any actual or alleged untrue statement, omission or misrepresentation in the Prospectuses, the Registration Statement, the Preliminary Prospectuses, the Time of Sale Prospectus, any issuer free writing prospectus, any marketing materials or any Supplementary Material or based upon any actual or alleged failure to comply with Canadian Securities Laws or U.S. Securities Laws, preventing or restricting the trading in of the Shares or the distribution of the Shares or any other securities of the Company;

(iv) the non-compliance or alleged non-compliance by the Company with any requirement of Canadian Securities Laws or U.S. Securities laws in any of the Qualifying Jurisdictions or in the United States or any state therein in connection with the transactions herein contemplated including the Company's non-compliance or alleged noncompliance with any statutory requirement to make any document available for inspection; or

(v) any breach of any representation or warranty of the Company contained herein or in any certificate or other document of the Company or of any officers of the Company or any of the Material Subsidiaries delivered hereunder or pursuant hereto or the failure of the Company to comply with any of its obligations hereunder, provided, however, that the foregoing indemnity shall not apply to any loss, liability, claim, damage or expense to the extent arising out of any untrue statement or omission or alleged untrue statement or omission made solely in reliance upon and in conformity with written information relating to the Underwriters furnished to the Company by the Representative expressly for use in the Prospectus Supplements or Time of Sale Prospectus, or any such amendment or supplement thereto, or any issuer free writing prospectus, any marketing materials or any Supplementary Material related thereto.

(b) Each Underwriter (referred to in this Section 10 as the "Underwriter Indemnifying Party"), severally and not jointly, agrees to indemnify and hold harmless the Company and its directors and each officer and director of the Company who signed the Registration Statement or the U.S. Prospectus, and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act (each such person referred to in this Section 10 as the "Company Indemnified Party") against any and all loss, liability, claim, damage and expense described in the indemnity contained in Section 10(a), as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Prospectus Supplements or Time of Sale Prospectus (or any amendment or supplement thereto) in reliance upon and in conformity with information relating to the Underwriters and furnished to the Company in writing by the Representative expressly for use therein. The Company hereby acknowledges that the only information that the Representative has furnished to the Company expressly for use in the Prospectus Supplements or Time of Sale Prospectus (or any amendment or supplement thereto) are the statements set forth in the subsections entitled "Stabilization," "Electronic Distribution" and "Other Relationships" under the section entitled "Underwriting" in the Canadian Prospectus Supplement (the "Underwriter Information").

(c) If any matter or thing contemplated by this Section 10 (any such matter or thing being hereinafter referred to as a "Claim") is asserted against either the Underwriter Indemnified Party or the Company Indemnified Party (as the context requires, the "Indemnified Party"), the Indemnified Party shall notify the Company Indemnifying Party or the Underwriter Indemnifying Party (as the context requires, the "Indemnifying Party"), as soon as practicable, of such Claim to the extent allowable by Applicable Law (provided, however, that failure to provide such notice shall not affect the Indemnified Party's right to indemnification hereunder, except (and only) to the extent of material prejudice (through the forfeiture of substantive rights and defenses) to the Indemnifying Party therefrom) and the Indemnifying Party shall be entitled (but not required) to assume the defense of any suit, action or proceeding brought to enforce such Claim; provided, however, that the defense shall be conducted through legal counsel acceptable to the Indemnified Party and that no admission of liability or settlement of any such Claim may be made by the Indemnifying Party or the Indemnified Party without the prior written consent of the other.

(d) In any such Claim, the Indemnified Party shall have the right to retain separate counsel to act on its behalf provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless:

(i) the Indemnifying Party fails to assume the defense of such Claim on behalf of the Indemnified Party within five (5) business days of receiving notice thereof or, having assumed such defense, has failed to engage counsel promptly or who is acceptable to the Indemnified Parties, or has failed to pursue it diligently;

(ii) the Indemnifying Party and the Indemnified Party shall have mutually agreed to the retention of the other counsel; or

(iii) the named parties to the Claim (including any added, third parties or interpleaded parties) include the Indemnifying Party, and the Indemnifying Parties has been advised by counsel (including internal counsel) that there are legal defences available to such Indemnified Party that are different or in addition to those available to the Indemnifying Party, that representation of the Indemnified Party by counsel for the Indemnifying Party is inappropriate as a result of the potential or actual conflicting interests of those represented, or where in such Indemnified Party's reasonable judgment, the Claim gives rise to a conflict of interest between the Indemnifying Party and such Indemnified Party;

in each such case, the Indemnifying Party will not have the right to assume the defense of the suit on behalf of such Indemnified Party, but the Indemnifying Party will be liable to pay the fees and expenses of separate counsel for all Indemnified Parties and, in addition, of local counsel in each applicable jurisdiction. Notwithstanding the foregoing, no settlement may be made by an Indemnified Party without the prior written consent of the Indemnifying Party, which consent will not be unreasonably withheld, conditioned or delayed.

(e) In order to provide for a just and equitable contribution in circumstances in which the indemnity provided in Section 10(a) or Section 10(b) would otherwise be available in accordance with its terms but is, for any reason, held to be unavailable to or unenforceable by the Indemnified Party or enforceable otherwise than in accordance with its terms or is insufficient to hold the Indemnified Party harmless, the Indemnifying Party shall contribute to the aggregate of all claims, expenses, costs and liabilities and all losses (other than loss of profits in connection with the distribution of the Shares) of the nature contemplated in this Section 10 and suffered or incurred by the Indemnified Parties in such proportions as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters on the other hand from the distribution of the Shares as well as the relative fault of the parties in connection with the Claim or Claims which resulted in such claims, expenses, costs, damages, liabilities or losses, as well as any other equitable considerations determined by a court of competent jurisdiction; provided that: (i) the Underwriters shall in no event be liable to contribute, in the aggregate, any amount in excess of the aggregate fee or any portion thereof actually received by the Underwriters hereunder; and (ii) no party who has been determined by a court of competent jurisdiction in a final judgment that has become non-appealable to have engaged in any fraud, fraudulent misrepresentation, willful misconduct or gross negligence in connection with the Claim or Claims which resulted in such claims, expenses, costs, damages, liabilities or losses shall be entitled to claim contribution from any person who has not been so determined to have engaged in such fraud, fraudulent misrepresentation or gross negligence in connection with such Claim or Claims.  The Underwriters' obligations to contribute as provided in this Section 10(e) are several in proportion to their respective underwriting obligations and not joint.

(f) The rights of contribution and indemnity provided in this Section 10 shall be in addition to and not in derogation of any other right to contribution and indemnity which the Underwriters may have by statute or otherwise at law.

(g) If the Underwriters have reason to believe that a claim for contribution may arise, they shall give the Indemnifying Party notice thereof in writing, but failure to notify the Indemnifying Party shall not relieve the Indemnifying Party of any obligation which it may have to the Underwriters under this Section 10, except (and only) to the extent of material prejudice (through the forfeiture of substantive rights and defenses) to the Indemnifying Party therefrom.

(h) With respect to this Section 10, the Company acknowledges and agrees that the Underwriters are contracting on their own behalf and as agents for their respective affiliates, directors, officers, employees and agents, and each person, if any, controlling the Underwriters or any of their subsidiaries and each shareholder of the Underwriters. Accordingly, the Company hereby constitutes the Underwriters as agent for each person who is entitled to the covenants of the Company contained in this Section 10 and is not a party hereto and the Underwriters agree to accept such agents and to hold in trust for and to enforce such covenants on behalf of such persons.

Section 11.  Notification to the Underwriters.

The Company undertakes to notify the Underwriters immediately if it comes to its knowledge at any time up to the Closing Date, that any of the representations and warranties of the Company in this Agreement was not true or accurate or was misleading in any material respect when given or made or has ceased to be true or accurate in any material respect or has become misleading by reference to the facts or circumstances from time to time subsisting and of all other information of which it becomes aware which may give rise to an obligation to prepare and file Supplementary Material. If, at any time prior to the Closing Date, the Underwriters shall receive notification pursuant to this section or they shall otherwise become aware that any of the representations and warranties in this Agreement is or has become or is likely to become untrue, inaccurate or misleading in any material respect, the Underwriters may (without prejudice to their right to terminate their obligations under this Agreement pursuant to Section 8) require the Company at its own expense to make or cause to be made such announcement as the Underwriters may reasonably determine.

Section 12.  Representations, Warranties and Covenants to Survive Delivery.

The representations, warranties and covenants (including indemnities) of the Company and the Underwriters contained in this Agreement and in any certificate delivered pursuant to this Agreement or in connection with the purchase and sale of the Shares shall survive the delivery of and payment for the Shares sold hereunder and shall continue in full force and effect unaffected by any subsequent disposition of the Shares by the Underwriters or the termination of the Underwriters' obligations and shall not be limited or prejudiced by any investigation made by or on behalf of the Underwriters in connection with the preparation of the Prospectuses, any amendments or supplements related thereto or the distribution of the Shares.

Section 13.  No Advisory or Fiduciary Relationship.

The Company acknowledges and agrees that (a) the purchase and sale of the Shares pursuant to this Agreement, including the determination of the Offering Price of the Shares and any related discounts and commissions, is an arm's-length commercial transaction between the Company, on the one hand, and the Underwriters, on the other hand, (b) in connection with the offering contemplated hereby and the process leading to such transaction, each Underwriter is and has been acting solely as a principal and is not the agent or fiduciary of the Company or its shareholders, creditors, employees or any other party, (c) the Underwriters have not assumed or will not assume an advisory or fiduciary responsibility in favor of the Company with respect to the offering contemplated hereby or the process leading thereto (irrespective of whether the Underwriters have advised or are currently advising the Company on other matters) and the Underwriters have no obligation to the Company with respect to the offering contemplated hereby except the obligations expressly set forth in this Agreement, (d) the Underwriters and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company, (e) the Underwriters have not provided any legal, accounting, regulatory or tax advice with respect to the offering contemplated hereby and the Company has consulted its own legal, accounting, regulatory and tax advisors to the extent it deemed appropriate, and (f) none of the activities of the Underwriters in connection with the transactions contemplated herein constitutes a recommendation, investment advice, or solicitation of any action by the Underwriters with respect to any entity or natural person. The Company waives to the full extent permitted by Applicable Law any claims it may have against the Underwriters arising from an alleged breach of fiduciary duty in connection with the offering of the Shares.

Section 14.  Notices.

All communications hereunder shall be in writing and shall be mailed, e-mailed, hand delivered, or faxed and confirmed to the parties hereto as follows:

(a) If to the Underwriters, c/o the Representative:

Canaccord Genuity LLC

1 Post Office Square, 30th Floor

Boston, Massachusetts 02109

Attention: Equity Capital Markets

Email: CGUSECM@cgf.com

with a copy (which shall not constitute notice) to:

DLA Piper LLP (US)

1251 Avenue of the Americas

New York, New York 10020

Attn: Thomas Levato

Email: tom.levato@us.dlapiper.com

and to:

DLA Piper (Canada) LLP

Suite 5100, Bay Adelaide - West Tower

333 Bay Street, Toronto, ON M5H 2R2

Attn: Robert Fonn

Email: robert.fonn@ca.dlapiper.com

(b) If to the Company:

Aduro Clean Technologies Inc.

542 Newbold Street

London, Ontario N6E 2S5, Canada

Attn: Ofer Vicus

Email: ovicus@adurocleantech.com

with a copy (which shall not constitute notice) to:

Cozen O'Connor LLP

Bentall 5, 550 Burrard Street, Suite 2501

Vancouver, British Columbia V6C 2B5, Canada

Attn: Andrew Stewart

Email: ABStewart@cozen.com

 Any party hereto may change the address for receipt of communications by giving written notice to the others. The parties may change their respective addresses, e-mail addresses and facsimile numbers for notice, by notice given in the manner aforesaid. Any such notification shall be deemed to be effective when faxed or delivered, if faxed or delivered to the recipient on a business day and before 5:00 p.m. (New York City time) on such business day, and otherwise shall be deemed to be given at 9:00 a.m. (New York City time) on the next following business day.

Section 15.  Authority of the Representative and Use of the Advice of the Underwriters.

(a) In all dealings hereunder, the Representative shall act on behalf of each of the Underwriters, and the parties hereto shall be entitled to act and rely upon any statement, request, notice or agreement on behalf of any Underwriter made or given by the Representative.

(b) The Company agrees that all written and oral opinions, advice, analysis and materials provided by the Underwriters in connection with the offering and sale of the Shares are intended solely for the Company's benefit and for the Company's use only and the Company covenants and agrees that no such opinions, advice or material will be used for any other purpose whatsoever or reproduced, disseminated, quoted from or referred to in whole or in part at any time, in any manner or for any purpose, without the prior consent of the Underwriters in each specific circumstance.

Section 16.  Successors.

This Agreement will inure to the benefit of and be binding upon the parties hereto, and to the benefit of the employees, officers and directors and controlling persons referred to in Section 10 and in each case their respective successors and personal representatives, and no other person will have any right or obligation hereunder. The term "successors" shall not include any purchaser of the Shares as such from the Underwriters merely by reason of such purchase.

Section 17.  Time of the Essence.

Time shall be of the essence of this Agreement.

Section 18.  Partial Unenforceability.

The invalidity or unenforceability of any section, paragraph or provision of this Agreement shall not affect the validity or enforceability of any other section, paragraph or provision hereof. If any section, paragraph or provision of this Agreement is for any reason determined to be invalid or unenforceable, there shall be deemed to be made such minor changes (and only such minor changes) as are necessary to make it valid and enforceable.

Section 19.  Governing Law and Venue.

This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York, without giving effect to conflict of laws principles thereof to the extent that such principles or rules would require or permit the application of the laws of any jurisdiction other than those of the State of New York. The Company hereby agrees that any action, proceeding or claim against it arising out of, or relating in any way to this Agreement shall be brought and enforced in the New York Supreme Court, County of New York, or in the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. The Company hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. Any such process or summons to be served upon the Company may be served by transmitting a copy thereof by registered or certified mail, return receipt requested, postage prepaid, addressed to it at the address set forth in Section 14. Such mailing shall be deemed personal service and shall be legal and binding upon the Company in any action, proceeding or claim. The Company agrees that the prevailing party(ies) in any such action shall be entitled to recover from the other party(ies) all of its reasonable attorneys' fees and expenses relating to such action or proceeding and/or incurred in connection with the preparation therefor. The Company (on its behalf and, to the extent permitted by applicable law, on behalf of its shareholders and affiliates) and the Underwriters hereby irrevocably waive, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

Section 20.  Agent for Service.

The Company has filed with the SEC a Form F-X appointing Cogency Global Inc. (or any successor) (together with any successor, the "Agent for Service"), as its agent to accept and acknowledge on its behalf service of any and all process which may be served in any action, proceeding or counterclaim in any way relating to or arising out of this Agreement.

Section 21.  Counterparts/Facsimile/Electronic Signatures.

This Agreement may be executed by any one or more of the parties to this Agreement in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument. The transmission by facsimile or e-mail of a copy of the execution page hereof reflecting the execution of this Agreement by any party hereto shall be effective to evidence that party's intention to be bound by this Agreement and that party's agreement to the terms, provisions and conditions hereof, all without the necessity of having to produce an original copy of such execution page.

Section 22.  General Provisions.

 (a) This Agreement constitutes the entire agreement of the parties to this Agreement and supersedes all prior written or oral and all contemporaneous oral agreements, understandings and negotiations with respect to the subject matter hereof. This Agreement may not be amended or modified unless in writing by all of the parties hereto, and no condition herein (express or implied) may be waived unless waived in writing by each party whom the condition is meant to benefit. The section headings herein are for the convenience of the parties only and shall not affect the construction or interpretation of this Agreement.

 (b) The Company acknowledges that the Underwriters' research analysts and research departments are required to be independent from their respective investment banking divisions and are subject to certain regulations and internal policies, and that the Underwriters' research analysts may hold and make statements or investment recommendations and/or publish research reports with respect to the Company and/or the offering that differ from the views of its investment bankers. The Company hereby waives and releases, to the fullest extent permitted by law, any claims that the Company may have against the Underwriters with respect to any conflict of interest that may arise from the fact that the views expressed by their independent research analysts and research departments may be different from or inconsistent with the views or advice communicated to the Company by the Underwriters' investment banking divisions. The Company acknowledges that the Underwriters are full service securities firms and as such from time to time, subject to applicable Canadian Securities Laws and U.S. Securities Laws, may effect transactions for their own accounts or the accounts of their customers and hold long or short position in debt or equity securities of the companies which may be the subject to the transactions contemplated by this Agreement.

Section 23. Recognition of the U.S. Special Resolution Regimes.

(a)    In the event that any Underwriter that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Underwriter of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

(b)    In the event that any Underwriter that is a Covered Entity or a BHC Act Affiliate of such Underwriter  becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Agreement that may be exercised against such Underwriter are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

 As used in this Section 23:

"BHC Act Affiliate" has the meaning assigned to the term "affiliate" in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k).

"Covered Entity" means any of the following:

(i) a "covered entity" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

(ii) a "covered bank" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

(iii) a "covered FSI" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

"Default Right" has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

"U.S. Special Resolution Regime" means each of (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

Section 24. Relationship with the TMX Group Limited.

Certain of the Underwriters or affiliates thereof each own or control an equity interest in TMX Group Limited ("TMX Group") and may have a nominee director serving on the TMX Group's board of directors. As such, such investment dealers may be considered to have an economic interest in the listing of securities on any exchange owned or operated by TMX Group, including the Toronto Stock Exchange. No Person is required to obtain products or services from TMX Group or its affiliates as a condition of any such dealer supplying or continuing to supply a product or service.

Please confirm that the foregoing correctly sets forth the agreement among the Company and the several Underwriters.

Very truly yours, ADURO CLEAN TECHNOLOGIES INC.

By:	/s/ Ofer Vicus
Name:	Ofer Vicus
Title:	CEO

Confirmed as of the date first

above mentioned:

CANACCORD GENUITY LLC

By:	/s/ Jennifer Pardi
Name:	Jennifer Pardi
Title:	Managing Director

Acting on behalf of itself and as the Representative
of the other several Underwriters named in Schedule I hereto.

SCHEDULE I

UNDERWRITERS

Underwriters	Number of Shares to be Purchased
Canaccord Genuity LLC	848,633
D. Boral Capital LLC	77,148
Curvature Securities LLC	51,432
Ladenburg Thalmann & Co Inc.	51,432
Total	1,028,645

SCHEDULE II

TIME OF SALE PROSPECTUS INFORMATION

Issuer Free Writing Prospectuses:

  None

Other Information Included in the Time of Sale Prospectus:

1.	Number of Shares to be Sold by the Company: 1,028,645

2.	Public Offering Price: US$15.20 per share

3.	Gross Proceeds from Concurrent Private Placement: up to C$$10,000,000

SCHEDULE III

MATERIAL SUBSIDIARIES

1. Aduro Energy Inc.

2. Aduro Energy Technologies Europe B.V.

SCHEDULE IV

LOCK-UP PARTIES

Ofer Vicus

Mena Beshay

Eric Appelman

Davd Weizenbach

William Marcus Trygstad

Peter Kampian

James Scott

Marie Grönborg

EXHIBIT A

FORM OF LOCK-UP AGREEMENT

[To Be Inserted]

Lock-Up Agreement

June ___, 2026

CANACCORD GENUITY LLC

    As Representative of the Several Underwriters
1 Post Office Square

30th Floor

Boston, Massachusetts 02109

Ladies and Gentlemen:

The undersigned understands that Canaccord Genuity LLC, acting as representative (the "Representative") of the several underwriters (the "Underwriters"), proposes to enter into an underwriting agreement (the "Underwriting Agreement") with Aduro Clean Technologies Inc., a company incorporated under the laws of the Province of British Columbia (the "Company"), providing for the offering of common shares, without par value (the "Common Shares"), of the Company (the "Offering"). Capitalized terms used but not herein defined have the meanings set forth in the Underwriting Agreement.

To induce the Underwriters to continue their efforts in connection with the Offering, the undersigned hereby agrees that, without the prior written consent of the Representative, the undersigned will not, during the period commencing on the date hereof and ending on the date which is sixty (60) days after the date of the Underwriting Agreement (the "Lock-Up Period"), (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company ("Lock-Up Securities"); (ii) file or cause to be filed any registration statement with the SEC or any short form base shelf prospectus with the Canadian Securities Commissions relating to the offering of Lock-Up Securities; or (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital stock of the Company, whether any such transaction described in clause (i), (ii) or (iii) above in this paragraph is to be settled by delivery of shares of capital stock of the Company or such other securities, in cash or otherwise.

Notwithstanding the foregoing, and subject to the conditions below, the undersigned may transfer Lock-Up Securities without the prior written consent of the Representative in connection with (a) transactions relating to Lock-Up Securities acquired in open market transactions after the completion of the Offering; provided that no filing under Section 13 or Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or other public announcement shall be required or shall be voluntarily made in connection with subsequent sales of Lock-Up Securities acquired in such open market transactions; (b) transfers of Lock-Up Securities as a bona fide gift, by will or intestacy or to a family member or trust for the benefit of the undersigned or a family member (for purposes of this lock-up agreement, "family member" means any relationship by blood, marriage or adoption, not more remote than first cousin); (c) transfers of Lock-Up Securities to a charity or educational institution; (d) (i) any transfers of Lock-Up Securities to a corporation, partnership or other business entity that controls, is controlled by or is under common control with the undersigned or (ii) if the undersigned is a corporation, partnership, limited liability company or other business entity, distributions of Lock-Up Securities to members, partners, shareholders, subsidiaries or affiliates (as defined in Rule 405 promulgated under the Securities Act of 1933, as amended) of the undersigned; (e) if the undersigned is a trust, to a trustee or beneficiary of the trust; provided that in the case of any transfer pursuant to the foregoing clauses (b), (c) (d) or (e), (i) any such transfer shall not involve a disposition for value, (ii) each transferee shall sign and deliver to the Representative a lock-up agreement substantially in the form of this lock-up agreement and (iii) no filing under Section 13 or Section 16(a) of the Exchange Act or other public announcement shall be required or shall be voluntarily made; (f) the receipt by the undersigned from the Company of Common Shares upon the vesting of restricted stock awards or stock units or upon the exercise of options to purchase Common Shares issued under an equity incentive plan of the Company or an employment arrangement described in the Prospectuses (the "Plan Shares") or the transfer of Common Shares or any securities convertible into Common Shares to the Company upon a vesting event of the Company's securities or upon the exercise of options to purchase the Company's securities, in each case on a "cashless" or "net exercise" basis or to cover tax obligations of the undersigned in connection with such vesting or exercise, but only to the extent such right expires during the Lock-Up Period, provided that no filing under Section 13 or Section 16(a) of the Exchange Act or other public announcement shall be required or shall be voluntarily made within six months after the date of the Underwriting Agreement, and after such six months, if the undersigned is required to file a report under Section 13 or Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of Common Shares during the Lock-Up Period, the undersigned shall include a statement in such schedule or report to the effect that the purpose of such transfer was to cover tax withholding obligations of the undersigned in connection with such vesting or exercise and, provided further, that the Plan Shares shall be subject to the terms of this lock-up agreement; (g) the transfer of Lock-Up Securities pursuant to agreements described in the Prospectuses under which the Company has the option to repurchase such securities or a right of first refusal with respect to the transfer of such securities, provided that if the undersigned is required to file a report under Section 13 or Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of Common Shares during the Lock-Up Period, the undersigned shall include a statement in such schedule or report describing the purpose of the transaction; (h) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Lock-Up Securities, provided that (i) such plan does not provide for the transfer of Lock-Up Securities during the Lock-Up Period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the undersigned or the Company regarding the establishment of such plan, such public announcement or filing shall include a statement to the effect that no transfer of Lock-Up Securities may be made under such plan during the Lock-Up Period; (i) the conversion of the outstanding preferred shares of the Company into Common Shares, provided that such Common Shares remain subject to the terms of this lock-up agreement; (j) the transfer of Lock-Up Securities that occurs by operation of law, such as pursuant to a qualified domestic order or in connection with a divorce settlement, provided that the transferee agrees to sign and deliver a lock-up agreement substantially in the form of this lock-up agreement for the balance of the Lock-Up Period, and provided further, that any filing under Section 13 or Section 16(a) of the Exchange Act that is required to be made during the Lock-Up Period as a result of such transfer shall include a statement that such transfer has occurred by operation of law; and (k) the transfer of Lock-Up Securities pursuant to a bona fide third party tender offer, merger, amalgamation, arrangement, consolidation or other similar transaction made to all holders of the Common Shares involving a change of control (as defined below) of the Company after the closing of the Offering and approved by the Company's board of directors; provided that in the event that the tender offer, merger, amalgamation, arrangement, consolidation or other such transaction is not completed, the Lock-Up Securities owned by the undersigned shall remain subject to the restrictions contained in this lock-up agreement. For purposes of clause (k) above, "change of control" shall mean the consummation of any bona fide third party tender offer, merger, amalgamation, arrangement, consolidation or other similar transaction the result of which is that any "person" (as defined in Section 13(d)(3) of the Exchange Act), or group of persons, becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) of a majority of total voting power of the voting stock of the Company. The undersigned also agrees and consents to the entry of stop transfer instructions with the Company's transfer agent and registrar against the transfer of the undersigned's Lock-Up Securities except in compliance with this lock-up agreement.

No provision in this lock-up agreement shall be deemed to restrict or prohibit the exercise, exchange or conversion by the undersigned of any securities exercisable or exchangeable for or convertible into Common Shares, as applicable; provided that the undersigned does not transfer the Common Shares acquired on such exercise, exchange or conversion during the Lock-Up Period, unless otherwise permitted pursuant to the terms of this lock-up agreement. In addition, no provision herein shall be deemed to restrict or prohibit the entry into or modification of a so-called "10b5-1" plan at any time (other than the entry into or modification of such a plan in such a manner as to cause the sale of any Lock-Up Securities within the Lock-Up Period).

The undersigned understands that the Underwriters are relying upon this lock-up agreement in proceeding toward consummation of the Offering. The undersigned further understands that this lock-up agreement is irrevocable and shall be binding upon the undersigned's heirs, legal representatives, successors and assigns.

The undersigned understands that, if the Underwriting Agreement is not executed by June 30, 2026, or if the Underwriting Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the Common Shares, then this lock-up agreement shall be void and of no further force or effect.

Whether or not the Offering actually occurs depends on a number of factors, including market conditions. Any Offering will only be made pursuant to an Underwriting Agreement, the terms of which are subject to negotiation between the Company and the Underwriters.

Very truly yours,

_____________________________________
(Signature)

_____________________________________
(Printed Name)